MANAGEMENT'S DISCUSSION & ANALYSIS
(All monetary amounts are in thousands of Canadian dollars, except per share amounts or where otherwise noted.)
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2014. The Management's Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2014 and 2013 as well as its audited consolidated financial statements for the years ended December 31, 2013 and 2012. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.
This MD&A is based on information available to management as of November 13, 2014.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES
Forward-looking statements
Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward-looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results.  Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
Non-GAAP Financial Measures
The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, "per share adjusted net earnings", “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales", are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, Adjusted EBITDA, "net energy sales" and "net utility sales" are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales". Consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales" and "net utility sales" can be found throughout this MD&A. Per share cash provided by operating activities is not a substitute measure of performance for earnings per share. Amounts represented by per share cash provided by operating activities do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Use of Non-GAAP Financial Measures
Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, unrealized gains or losses on derivative financial instruments, non-cash write downs of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, gains or losses on foreign exchange, earnings or loss from discontinued operations and other infrequent items unrelated to normal ongoing operations. APUC adjusts for these factors as they are typically non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, unrealized gains or losses on derivative financial instruments and interest rate swaps, acquisition costs, litigation expenses, non-cash write downs of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other infrequent items unrelated to normal operations as these are not reflective of the performance of the underlying business of APUC.  APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted funds from operations
Adjusted funds from operations is a non-GAAP metric used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted funds from operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other infrequent items unrelated to normal operations affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC.  APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.
Net energy sales
Net energy sales is a non-GAAP metric used by investors to identify revenue after commodity costs used to generate revenue where revenue generally is increased or decreased in response to increases or decreases in the cost of the commodity to produce that revenue. APUC uses net energy sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the revenue that is charged. APUC believes that analysis and presentation of net energy sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
Net utility sales
Net utility sales is a non-GAAP metric used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodities are generally included as a pass through in rates to its utility customers. APUC uses net utility sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by the utility customer. APUC believes that analysis and presentation of net utility sales on this

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basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
OVERVIEW AND BUSINESS STRATEGY
APUC is incorporated under the Canada Business Corporations Act. APUC is a diversified electric generation, distribution and transmission utility which strives to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through a quarterly dividend augmented by share price appreciation arising from dividend growth supported by increasing per share cash flows and earnings.
APUC’s current quarterly dividend to shareholders is U.S. $0.0875 per share or U.S. $0.35 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.
APUC conducts its utility business through two subsidiaries: Algonquin Power Co. (“APCo”), which owns and operates a diversified portfolio of electric generation assets; and Liberty Utilities Co. (“Liberty Utilities”), which owns and operates North American electric, natural gas, water/wastewater utility transmission and distribution systems.
Generation: Algonquin Power Co.
APCo generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean energy power generation facilities located across North America. APCo seeks to deliver continuing growth through development of new Greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
APCo owns or has interests in: hydroelectric facilities with a combined generating capacity of approximately 120 MW, wind powered generating stations with a combined generating capacity of 650 MW, and a solar energy facility with approximately 10 MW of installed generating capacity. Approximately 83% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements, which have a weighted average remaining contract life of 14 years.
APCo owns or has interests in thermal energy facilities with approximately 350 MW of installed generating capacity. Approximately 93% of the electrical output from the owned thermal facilities is sold pursuant to long term power purchase agreements (“PPA”) with major utilities and which have a weighted average remaining contract life of 6 years.
APCo also has a portfolio of development projects that, between 2014 and 2016, will add approximately 523 MW of generation capacity from wind powered generating stations and approximately 20 MW from photovoltaic solar powered generation stations with an average contract life of 22 years.
Distribution and Transmission: Liberty Utilities Co.
Liberty Utilities is a diversified rate regulated utility providing electricity, natural gas, water distribution and wastewater collection distribution and transmission utility services to approximately 488,100 connections. Liberty Utilities provides safe, high quality and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to APUC. In addition to material organic investment opportunities within its service territories, Liberty Utilities delivers continued growth in earnings through accretive acquisition of additional utility systems and other rate regulated assets.
The utility systems owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate. Liberty Utilities reports the performance of its utility operations through three regions – West, Central, and East.
The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems. The regulated electrical distribution utility and related generation assets (the “CalPeco Electric System”) serve approximately 48,300 electric connections in the State of California. Liberty Utilities (West) region’s regulated water and wastewater utility systems serve approximately 69,400 water and wastewater connections located in the State of Arizona.
The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems. The regulated natural gas utilities serve approximately 86,000 natural gas connections located in the States of Missouri, Illinois, and Iowa. Liberty Utilities (Central) region’s regulated water distribution and wastewater collection utilities serve approximately 33,700 water and wastewater customers located in the States of Arkansas, Illinois, Missouri, and Texas.

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Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems located in the State of New Hampshire, and regulated natural gas distribution utility systems located in the States of Georgia and Massachusetts. Liberty Utilities provides regulated local electrical utility services to approximately 44,600 electric connections in the State of New Hampshire; and regulated local gas distribution utility services to approximately 206,100 natural gas connections located in the States of Georgia, New Hampshire and Massachusetts.
MAJOR THIRD QUARTER HIGHLIGHTS
Corporate
Strengthened Balance Sheet
Issuance of Common Shares
On September 16, 2014, APUC completed a public offering (the "Offering") of 16,860,000 common shares at a price of $8.90 per share, for gross proceeds of approximately $150.0 million. On September 26, 2014, the underwriters exercised the over-allotment option granted with the Offering and an additional 2,529,000 common shares were issued on the same terms and conditions of the Offering. As a result, APUC issued 19,389,000 common shares under the Offering for the total gross proceeds of approximately $172.6 million.
Net proceeds of the Offering will be used to finance certain of APUC's previously disclosed growth opportunities, reduce amounts outstanding on APUC's credit facilities, and for general corporate purposes.
Private Placement of Subscription Receipts to Emera Inc.
On September 4, 2014, APUC and Emera Inc. (“Emera”) entered into a subscription agreement pursuant to which Emera agreed to subscribe for an aggregate of 7,865,170 subscription receipts (“Subscription Receipts”) of APUC at a price of $8.90 per Subscription Receipt, for a subscription price of $70.0 million.
On September 26, 2014, as a result of the Underwriters exercising the Over-Allotment Option, an additional 843,000 Subscription Receipts were issued to Emera at a price of $8.90 per Subscription Receipt, for an aggregate subscription price of $77.5 million.
The proceeds of the Subscription Receipt private placement are intended to be used to partially finance the Odell Wind Project (described below).
Dividend Increased to U.S. $0.35 Per Common Share Annually
On August 14, 2014, the Board approved a dividend increase to U.S. $0.35, paid quarterly at a rate of U.S. $0.0875. Based on the U.S. dollar exchange rate as at August 14, 2014 of $1.091, the change in dividend to U.S. $0.35 represents an equivalent dividend of CDN $0.382 and an increase of 12.4% as compared to the previous dividend of CDN $0.34.
The change in the currency of the dividend better aligns APUC's dividend with the currency profile of its underlying operations. APUC's combined assets of Algonquin Power Co. and Liberty Utilities Co. are approximately 80% based in the U.S., which generate approximately 80% of its underlying cash flows.
Management believes that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation founded on increased earnings and cash flows.
Generation: Algonquin Power Co.
Acquisition of Odell Wind Project
On September 4, 2014, APCo announced an opportunity to acquire an interest in the Odell Wind Farm LLC (“Odell”), which owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota.  APCo is continuing its engineering, regulatory and financial analysis in respect of the Odell Wind Project to ensure that it meets all of APCo’s requirements for an approved development project.
The Odell Wind Project is located in Cottonwood, Jackson, Martin, and Watonwan counties in Minnesota and is being constructed on approximately 23,000 acres of leased land.  The project will utilize 100 Vestas V110-2.0 wind turbines.  Pursuant to a 20-year power purchase agreement, all energy, capacity and renewable energy credits from the Odell Wind Project will be sold to Northern States Power Company, a subsidiary of Xcel Energy Inc., which is a diversified utility operating in the midwest U.S.  The total construction costs of the Odell Wind Project are estimated to be U.S. $322.8 million.  It is anticipated that the Odell Project will qualify for U.S. federal production tax credits having satisfied the Internal Revenue Service 5% beginning of construction investment safe-harbor guidance.  Accordingly, approximately 60% of the permanent project financing is expected to be funded by tax equity investors.  APCo’s share of the balance will be financed through a private placement of subscription receipts to Emera Inc. and long term debt.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

APCo Credit Facility
On July 31, 2014, APCo increased the credit available under the senior unsecured credit facility ("APCo Facility") to $350 million from $200 million. The larger facility will be used to provide additional liquidity in support of APCo's $1,243 million portfolio of development projects to be completed over the next three years. In addition to the larger size, the maturity of the facility has been extended from three to four years and now extends until July 31, 2018.
Distribution and Transmission: Liberty Utilities Co.
Agreement to acquire Park Water System
On September 19, 2014, Liberty Utilities announced the entering into an agreement with Western Water Holdings, a wholly-owned investment of Carlyle Infrastructure, to acquire the regulated water distribution utility Park Water Company (“Park Water System”). Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections and have more than 1,000 miles of distribution mains.
Total consideration for the utility purchase is expected to be approximately U.S. $327 million, which includes the assumption of approximately U.S. $77 million of existing long-term utility debt. The acquisition will maintain APUC’s strategic business mix and further enhance its investment grade consolidated capital structure.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 NINE MONTH RESULTS FROM OPERATIONS
Key Selected Nine month Financial Information

	Nine months ended September 30,
(millions of dollars except per share information)	2014	2013
Revenue	$684.2	$470.0
Adjusted EBITDA[1]	206.2	159.6
Cash provided by operating activities	96.3	70.5
Adjusted funds from operations[1]	140.6	107.1
Net earnings attributable to Shareholders from continuing operations	44.8	42.4
Net earnings attributable to Shareholders	44.1	7.1
Adjusted net earnings[1]	53.2	40.6
Dividends declared to Common Shareholders	57.5	50.8
Weighted Average number of common shares outstanding	208,322,421	203,721,023
Per share
Basic net earnings from continuing operations	$0.18	$0.19
Basic net earnings	$0.18	$0.02
Adjusted net earnings[1,2]	$0.22	$0.18
Diluted net earnings	$0.18	$0.02
Cash provided by operating activities[2]	$0.46	$0.35
Adjusted funds from operations[1,2]	$0.64	$0.51
Dividends declared to Common Shareholders	$0.27	$0.25

Total Assets	3,808.5	3,156.4
Total Liabilities[3]	1,413.5	1,092.0

1	Non-GAAP Financial Measures.
2	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
3	Includes long-term liabilities and current portion of long-term liabilities.
For the nine months ended September 30, 2014, APUC experienced an average U.S. exchange rate for the quarter of approximately 1.0944, as compared to 1.0234 in the same period in 2013. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the nine months ended September 30, 2014, APUC reported total revenue of $684.2 million as compared to $470 million during the same period in 2013, an increase of $214.2 million. The major factors resulting in the increase in APUC revenue for the nine months ended September 30, 2014, as compared to the corresponding period in 2013, are set out as follows:

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Nine months ended September 30, 2014
(millions)
Comparative Prior Period Revenue	$470.0

Significant Changes:
Liberty Utilities:
Central – Revenue increase due to the increased customer demand in the Midstates Gas Systems, and water and waste water systems	8.6
East – Revenue increase at the Granite State Electric System and EnergyNorth Gas System due to higher customer demand	33.0
East – Revenue increase due to higher electricity rates at the Granite State Electric System (U.S. $10.2 million) and Peach State Gas System (U.S. $3.3 million)	13.4
East - Increased revenue due to acquisition of the Peach State Gas System (U.S. $28.9 million), and the New England Gas System (U.S. $67.8 million)	96.7

APCo:
Renewable
Higher overall wind resources net of hedge settlements at the Minonk, Senate, and Sandy Ridge Wind Facilities	(0.1)
Higher realized prices from Renewable Energy Credits generated from the U.S. Wind Facilities	4.6
Start of commercial operations for the Cornwall Solar Facility	4.7
Effect of hydrology resource compared to comparable period in prior year	(1.9)
Increased customer load at AES	2.8
Thermal
Increased average prices at the Windsor Locks and Sanger Thermal Facilities	5.2
Impact of the stronger U.S. dollar	47.2
Current Period Revenue	$684.2
A more detailed discussion of these factors is presented within the business unit analysis.
Adjusted EBITDA for the nine months ended September 30, 2014 totalled $206.2 million, as compared to $159.6 million during the same period in 2013, an increase of $46.6 million or 29.2%. The increase in Adjusted EBITDA was primarily due to utility acquisitions completed in 2013, the impact of rate case settlements, and a stronger U.S. dollar. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the nine months ended September 30, 2014, net earnings attributable to Shareholders from continued operations totalled $44.8 million, as compared to $42.4 million during the same period in 2013, an increase of $2.4 million or 5.7%. The increase was due to $43.5 million in increased earnings from operating facilities, $1.0 million in increased foreign exchange gains, $0.5 million in increased interest and dividend income, $0.4 million due to a gain on sale of assets, $0.6 million in decreased acquisition related costs, and $6.5 million in decreased allocations to non controlling interests. These items were partially offset by: $15.9 million in increased depreciation and amortization expense, $5.8 million in increased administrative charges, $9.3 million in increased interest expense, $8.2 million in increased write-down of notes receivable and property plant and equipment, $1.8 million in decreased gains from derivative instruments, and $9.1 million in increased income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses), as compared to the same period in 2013.
For the nine months ended September 30, 2014, net earnings (including discontinued operations) attributable to Shareholders totalled $44.1 million, as compared to net earnings attributable to Shareholders of $7.1 million during the same period in 2013, an increase of $37.0 million. Net earnings per share totalled $0.18 for the nine months ended September 30, 2014, as compared to net earnings per share of $0.02 during the same period in 2013.

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During the nine months ended September 30, 2014, cash provided by operating activities totalled $96.3 million or $0.46 per share, as compared to cash provided by operating activities of $70.5 million or $0.35 per share during the same period in 2013. During the nine months ended September 30, 2014, adjusted funds from operations totalled $140.6 million or $0.64 per share, as compared to adjusted funds from operations of $107.1 million or $0.51 per share during the same period in 2013. The change in adjusted funds from operations in the nine months ended September 30, 2014 is primarily due to increased earnings from operations, as compared to the same period in 2013.
Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.
2014 THIRD QUARTER RESULTS FROM OPERATIONS
Key Selected Third Quarter Financial Information

	Three months ended September 30,
(millions of dollars except per share information)	2014	2013
Revenue	$151.9	$127.9
Adjusted EBITDA[1]	41.4	40.2
Cash (used)/provided by operating activities	(3.1)	14.9
Adjusted funds from operations[1]	18.7	22.5
Net (loss)/earnings attributable to Shareholders from continuing operations	(6.1)	6.3
Net (loss)/earnings attributable to Shareholders	(6.3)	6.0
Adjusted net (loss)/earnings[1]	(0.4)	6.2
Dividends declared to Common Shareholders	22.3	17.5
Weighted Average number of common shares outstanding	210,791,056	205,527,475
Per share
Basic net (loss)/earnings from continuing operations	$(0.04)	$0.02
Basic net (loss)/earnings	$(0.04)	$0.02
Adjusted net (loss)/earnings[1,2]	$(0.01)	$0.02
Diluted net (loss)/earnings	$(0.04)	$0.02
Cash (used)/provided by operating activities[2]	$(0.01)	$0.07
Adjusted funds from operations[1,2]	$0.08	$0.10
Dividends declared to Common Shareholders	$0.10	$0.09

1	Non-GAAP Financial Measures.
2	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
For the three months ended September 30, 2014, APUC experienced an average U.S. exchange rate for the quarter of approximately 1.0892, as compared to 1.0382 in the same period in 2013. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.
For the three months ended September 30, 2014 , APUC reported total revenue of $151.9 million, as compared to $127.9 million during the same period in 2013, an increase of $24.0 million. The major factors resulting in the increase in APUC revenue in the three months ended September 30, 2014, as compared to the corresponding period in 2013, are set out as follows:

Three months ended September 30, 2014
(millions)
Comparative Prior Period Revenue	$127.9

Significant Changes:
Liberty Utilities:
Revenue decrease primarily due to the lower customer demand in the EnergyNorth Gas, and Midstates Gas Systems	(1.4)
East – Revenue increase due to higher electricity rates as a result of the Granite State Electric System's rate case (U.S. 3.0 million), and the Peach State Gas System's GRAM filing (U.S. $1.2 million)	4.2
East - Increased revenue due to acquisition of the Peach State and New England Gas Systems	11.8

APCo:
Renewable
Decreased overall wind resources net of hedge settlements at most U.S. Wind Facilities	(0.4)
Start of commercial operations for the Cornwall Solar Facility	2.4
Effect of hydrology resource compared to comparable period in prior year	(1.3)
Thermal
Increased average prices at the Sanger Thermal Facility	0.8
Impact of the stronger U.S. dollar	6.9
Other	1.0
Current Period Revenue	$151.9
A more detailed discussion of these factors is presented within the business unit analysis.
Adjusted EBITDA for the three months ended September 30, 2014 totalled $41.4 million, as compared to $40.2 million during the same period in 2013, an increase of $1.2 million or 3.0%. The increase in Adjusted EBITDA was primarily due to operations from the new Cornwall Solar Facility, increased wind resources at the St. Leon Wind Facilities, and a stronger U.S. dollar. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the three months ended September 30, 2014, net losses attributable to Shareholders from continued operations totalled $6.1 million, as compared to net earnings of $6.3 million during the same period in 2013, a decrease of $12.4 million. The decrease was due to $6.9 million in increased depreciation and amortization expense, $2.0 million in increased administration charges, $2.0 million in increased interest expense, and $7.2 million in increased write-down of notes receivable and property plant and equipment, as compared to the same period in 2013. These items were partially offset by $1.4 million in increased earnings from operations, $0.3 million in increased interest and dividends, $1.4 million in increased foreign exchange gains,

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

$0.1 million in decreased losses on sale of assets, $1.0 million in increased gains from derivative instruments, $0.1 million in decreased allocations of earnings to non-controlling interests, and $1.3 million in increased income tax recovery (tax explanations are discussed in APUC: Corporate and Other Expenses),as compared to the same period in 2013.
For the three months ended September 30, 2014, net losses (including discontinued operations) attributable to Shareholders totalled $6.3 million, as compared to net earnings attributable to Shareholders of $6.0 million during the same period in 2013, a decrease of $12.3 million. Net loss per share totalled $0.04 for the three months ended September 30, 2014, as compared to net earnings per share of $0.02 during the same period in 2013.
During the three months ended September 30, 2014, cash used by operating activities totalled a loss of $3.1 million or a loss of $0.01 per share, as compared to cash provided by operating activities of $14.9 million or $0.07 per share during the same period in 2013. During the three months ended September 30, 2014, adjusted funds from operations totalled $18.7 million or $0.08 per share, as compared to adjusted funds from operations of $22.5 million or $0.10 per share during the same period in 2013. The change in adjusted funds from operations in the three months ended September 30, 2014 is primarily due to decreased earnings from operations, as compared to the same period in 2013.
Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

GENERATION: ALGONQUIN POWER CO.
APCo: Renewable Energy Division

		Three months ended September 30			Nine months ended September 30
	Long Term Average Resource	2014	2013	Long Term Average Resource	2014	2013
Performance (GW-hrs sold)
Hydro Facilities:
Ontario Region[1]	31.7	33.6	26.7	106.0	105.8	51.1
Quebec Region	62.3	57.5	58.1	202.1	187.1	209.6
Maritime Region	24.1	22.0	55.3	132.0	109.4	165.2
Western Region	23.8	27.0	25.2	52.4	60.8	54.5
	141.9	140.1	165.3	492.5	463.1	480.4
Wind Facilities:
Manitoba Region	85.6	82.6	71.6	306.5	321.5	281.5
Saskatchewan Region[2]	19.9	16.0	15.0	63.9	63.9	56.3
Pennsylvania Region[3]	29.9	22.5	20.0	114.7	102.3	100.1
Illinois Region[4]	160.8	112.0	141.3	728.0	677.5	667.3
Texas Region[5]	91.7	92.8	90.4	380.4	398.6	390.7
	387.9	325.9	338.3	1,593.5	1,563.8	1,495.9
Solar Facilities:
Ontario Region[6]	4.6	5.2	—	9.6	11.0	—
Total	534.4	471.2	503.6	2,095.6	2,037.9	1,976.3

Revenue		(millions)	(millions)		(millions)	(millions)
Energy sales		$29.9	$28.6		$114.9	$105.3
Less:
Cost of Sales – Energy[7]		(2.8)	(1.6)		(15.1)	(4.9)
Realized gain/(loss) on AES hedges[8]		(0.2)	(0.5)		3.8	0.2
Net Energy Sales		$26.9	$26.5		$103.6	$100.6

Renewable Energy Credits ("REC")		1.3	1.2		7.8	3.5
Other Revenue		0.2	0.6		1.1	1.0
Total Net Revenue		$28.4	$28.3		$112.5	$105.1
Expenses
Operating expenses		(12.1)	(10.5)		(35.1)	(29.0)
Interest and Other income		0.5	0.4		1.3	1.4
HLBV income/(loss)		2.3	1.0		18.3	13.5
Division operating profit		$19.1	$19.2		$97.0	$91.0

2014 Third Quarter Report	10
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1	APCo's Long Sault hydro facility was offline during most of the first nine months of 2013 but with lost revenue covered by insurance. See below for additional commentary.
2
APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility under contract and has an option to acquire a 75% equity interest in the facility in 2016.

3	Represents the operations of the Sandy Ridge Wind Facility.
4
Represents the operations of the Minonk and the Shady Oaks Wind Facilities. Production at the Shady Oaks was 46.2 GW-hrs and 247.7 GW-hrs in the 3 and 9 months ended September 30, 2014. Production at Shady Oaks can be subject to congestion related curtailment by the independent system operator but in this case compensation is expected to be received for lost energy sales.

5	Represents the operations of the Senate Wind Facility.
6	Represents the operations of Cornwall Solar, which commenced March 27, 2014.
7
Cost of Sales - Energy consists of energy purchases by Algonquin Energy Services (“AES”), which is resold to its retail and industrial customers. Under GAAP, in APUC’s unaudited interim consolidated Financial Statements, these amounts are included in operating expenses.

8	See Financial statements note 20(b)(iv).
2014 Nine Month Operating Results
For the nine months ended September 30, 2014, the Renewable Energy Division produced 2,037.9 GW-hrs of electricity, as compared to 1,976.3 GW-hrs produced in the same period in 2013, an increase of 3.1%. The increased generation is largely attributable to APCo's Long Sault Hydro Facility being partly offline during the first nine months of 2013, with lost revenue covered by insurance, in addition to stronger wind resources in the Manitoba, Saskatchewan and Illinois regions, and production at the new Cornwall Solar Facility, which came online in 2014. The increased production in the Renewable Energy Division was largely offset by lower production from hydro facilities in Quebec and Maritime regions as compared to the same period in 2013. This level of production represents sufficient renewable energy to supply the equivalent of 150,933 homes on an annualized basis with renewable power. As a result of renewable energy production, the equivalent of 1,120,845 tons of CO2 gas was prevented from entering the atmosphere in the nine months ended September 30, 2014.
During the nine months ended September 30, 2014, the Renewable Energy Division generated electricity equal to 97.2% of long-term projected average resources (wind, hydrology and solar), as compared to 94.3% during the same period in 2013. During the nine months ended September 30, 2014, the Manitoba Wind, Texas Wind and Western Hydro regions produced 5% to 16% above long-term average resources, while Saskatchewan Wind and Ontario Hydro regions achieved production approximately at long-term averages. Pennsylvania Wind, Maritime Wind, Illinois Wind and Quebec Hydro regions produced 7% to 17% lower than long-term average resources.
During the nine months ended September 30, 2014, APCo's solar facility located in Ontario had its second full quarter of operations generating 11.0 GW-hrs of electricity, which is equal to 13.0% above long-term average resources from the commercial operation date. The facility reached commercial operation on March 27, 2014 and has a 20 year FIT Power Purchase Agreement with the Ontario Power Authority.
For the nine months ended September 30, 2014, revenue from energy sales in the Renewable Energy Division totalled $114.9 million, as compared to $105.3 million during the same period in 2013, an increase of $9.6 million. As the purchase of energy by AES is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s sales results. For the nine months ended September 30, 2014, net energy sales in the Renewable Energy Division totalled $103.6 million, as compared to $100.6 million in the same period in 2013.
Revenue from generation at APCo’s hydro facilities located in the Ontario, Quebec and Western regions decreased by $1.9 million, as compared to the same period in 2013 (including business interruption insurance proceeds for the Long Sault Hydro Facility). The decrease is attributed to lower hydrology in the Quebec region, primarily due to the Donnacona facility being offline and lower weighted average energy rates. Revenue from APCo’s hydro facility located in the Maritime region decreased $0.4 million, primarily due to lower hydrology, which resulted in significantly lower sales to AES and thereby increased weighted average pricing.
Revenue from APCo’s wind facilities located in the Manitoba region increased by $2.9 million due to higher wind resources at the St. Leon Wind facilities. Revenues from APCo’s U.S. wind facilities located in Illinois, Pennsylvania and Texas regions increased by $6.1 million, primarily as a result of increased production due to a higher wind resource and a more favorable exchange rate compared to the same period last year. These gains were offset by hedge settlements under the Minonk, Senate and Sandy Ridge power hedges and a high spot power price caused by the unusually cold weather early in the year.

2014 Third Quarter Report	11
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Revenue from generation at APCo’s new solar facility located in Cornwall, Ontario totalled $4.7 million for the period. The facility achieved commercial operation on March 27, 2014 and therefore there is no comparative data from the previous year.
For the nine months ended September 30, 2014, revenue at AES increased $4.1 million or 31%, primarily due to increased customer load served. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility and other revenue.
For the nine months ended September 30, 2014, energy purchase costs by AES totalled $15.1 million, as compared to $4.9 million during the same period in 2013, an increase of $10.2 million. AES’ increased energy purchase costs for the nine months ended September 30, 2014 were primarily due to lower hydrology in the Maritime region, which required increased energy purchases from external suppliers at higher average prices. During this period, AES purchased approximately 143.4 GW-hrs of energy at market and fixed rates averaging U.S. $97 per MW-hr. During the nine months ended September 30, 2014, the Maritime region generated approximately 39% of the load required to service its customers as well as AES’ customers, as compared to 75% in the same period in 2013. To mitigate the risk of higher average energy prices, AES had previously entered into certain power hedges as part of its risk mitigation strategies. For the nine months ended September 30, 2014, $3.8 million was realized in connection with these hedges and is recorded as a realized gain on derivative financial instruments on the unaudited interim Consolidated Statement of Operations.
For the nine months ended September 30, 2014, REC revenue totalled $7.8 million, as compared to $3.5 million in the same period in 2013, an increase of $4.3 million primarily attributed to increased market pricing in the Illinois and Pennsylvania regions. REC units are generated at a ratio of one REC unit per one MW-hr generated and are sold in the market in which the REC is generated. For the nine months ended September 30, 2014, REC units and related revenues were generated at the Sandy Ridge, Minonk, Senate, and Shady Oaks Wind Facilities.
The Red Lily I Wind Facility located in Saskatchewan produced 63.9 GW-hrs of electricity for the nine months ended September 30, 2014. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in the Red Lily I Wind Facility for a direct 75% equity interest in 2016. For the nine months ended September 30, 2014, APCo earned fees of $1.0 million (which is classified as other revenue) and interest income of $1.2 million from Red Lily I Wind Facility.
For the nine months ended September 30, 2014, operating expenses excluding energy purchases totalled $35.1 million, as compared to $29.0 million during the same period in 2013, an increase of $6.1 million. The increase was primarily attributable to the appreciation of the U.S. dollar, increased development costs, and cost of RECs contracted in the first quarter of 2014 but produced in the fourth quarter of 2013.
For the nine months ended September 30, 2014, interest and other income totalled $1.3 million, consistent with the same period in 2013. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I Wind Facility. This amount is included as part of APCo’s earnings from its investment in Red Lily I Wind Facility, as discussed above.
Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of net tax attributes, primarily related to electricity production generated by APCo in the period from certain of its U.S. wind power generation facilities. The value of net tax attributes generated in the nine month period ended September 30, 2014 amounted to an approximate HLBV income of $18.3 million, as compared to $13.5 million in the prior year, primarily resulting from a stronger US dollar exchange rate, increased overall production, and a higher income allocation to APCo due to the reduced economic interest in the projects attributable to tax equity.
For the nine months ended September 30, 2014, the Renewable Energy Division’s operating profit totalled $97.0 million, as compared to $91.0 million during the same period in 2013, an increase of $6.0 million. As a result of the stronger U.S. dollar, operating profit increased by $3.9 million.
2014 Third Quarter Operating Results
For the quarter ended September 30, 2014, the Renewable Energy Division produced 471.2 GW-hrs of electricity, as compared to 503.6 GW-hrs produced in the same period in 2013, a decrease of 6.4%. The decrease in generation is primarily due to lower wind resource in the Illinois Wind region and lower hydrology in the Maritime Hydro region compared to the third quarter of the previous year. The decreased production in the Renewable Energy Division was partially offset by increased wind resources in the Manitoba Wind region and increased hydrology in the Ontario region as the Long Sault Hydro Facility was online for the full quarter, compared to the same quarter in the prior year. This level of production represents sufficient renewable energy to supply the equivalent of 104,800 homes on an annualized basis with renewable power. As a result of renewable energy production, the equivalent of 259,160 tons of CO2 gas was prevented from entering the atmosphere in the third quarter 2014.

2014 Third Quarter Report	12
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

During the quarter ended September 30, 2014, the division generated electricity equal to 88.2% of long-term projected average resources (wind, hydrology, and solar), as compared to 94.2% during the same period in 2013. In the third quarter of 2014, the Ontario and Western Hydro regions produced 6% to 13% above long-term average resources, while the Texas and Manitoba Wind regions achieved production approximately at long-term averages. The Quebec and Maritime Hydro regions and Saskatchewan, Pennsylvania, and Illinois Wind regions produced 7% to 30% lower than long-term average resources.
For the quarter ended September 30, 2014, the Cornwall Solar Facility generated 5.2 GW-hrs of electricity, which is 14.6% above long-term projected average resources. The facility achieved commercial operation on March 27, 2014 and has a 20 year FIT Power Purchase Agreement with the Ontario Power Authority.
For the quarter ended September 30, 2014, revenue from energy sales in the Renewable Energy Division totalled $29.9 million, as compared to $28.6 million during the same period in 2013, an increase of $1.3 million. As the purchase of energy by AES is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s sales results. For the quarter ended September 30, 2014, net energy sales in the Renewable Energy Division totalled $26.9 million, as compared $26.5 million during the same period in 2013, an increase of $0.4 million.
Revenue from generation at APCo’s hydro facilities located in the Ontario, Quebec and Western Hydro regions totalled $13.3 million as compared to $14.1 million during the same period in 2013 (including business interruption insurance proceeds for the Long Sault Hydro Facility). The decrease is mainly attributed to lower weighted average energy rates combined with lower revenues at the Long Sault Hydro Facility compared to the business interruption insurance proceeds received in the third quarter of 2013. Revenue from APCo’s hydro facility located in the Maritime region decreased $0.2 million primarily due to lower hydrology.
Revenue from APCo’s wind facilities located in the Manitoba region increased $0.9 million due to favorable wind resources at the St. Leon Wind facilities. Revenues from APCo’s U.S. wind facilities located in Illinois, Pennsylvania and Texas regions decreased by $1.0 million, primarily caused by unfavorable pricing, partially offset by a favorable U.S. dollar foreign exchange rate and increased production.
Revenue from generation at APCo’s new solar facility located in Cornwall, Ontario totalled $2.4 million for the quarter ended September 30, 2014. The facility achieved commercial operation on March 27, 2014 and therefore there is no comparative data from the previous year.
For the three months ended September 30, 2014, revenue at AES decreased $0.2 million or 4.6%, primarily due to lower average pricing offset by increased customer load served. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility, and other revenue.
For the quarter ended September 30, 2014, energy purchase costs by AES totalled $2.8 million as compared to $1.6 million during the same period in 2013, an increase of $1.2 million. AES increased energy purchase costs for the quarter ended September 30, 2014,were primarily due to lower hydrology in the Maritime Hydro region, which caused a higher volume of energy purchases from external suppliers at higher average prices. During this period, AES purchased approximately 54.4 GW-hrs of energy at market and fixed rates averaging U.S. $47 per MW-hr. During the quarter, the Maritime region generated approximately 25% of the load required to service its customers as well as AES’ customers, as compared to 76% in the same period in 2013. To mitigate the risk of higher average energy prices, AES had previously entered into certain power hedges as part of its risk mitigation strategies. For the quarter ended September 30, 2014, $0.2 million was realized in connection with these hedges and is recorded as a realized loss on derivative financial instruments on the unaudited interim Consolidated Statement of Operations.
For the quarter ended September 30, 2014, REC revenue totalled $1.3 million, which is consistent with the prior period. REC units are generated at a ratio of one REC unit per one MW-hr generated and are sold in the market in which the REC is generated. For the quarter ended September 30, 2014, REC units and related revenues were generated at the Sandy Ridge, Minonk, Senate, and Shady Oaks Wind Facilities.
The Red Lily I Wind Facility located in Saskatchewan produced 16.0 GW-hrs of electricity for the quarter ended September 30, 2014. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in the Red Lily I Wind Facility for a direct 75% equity interest in 2016. For the quarter ended September 30, 2014, APCo earned fees of $0.2 million (which is classified as other revenue) and interest income of $0.4 million from the Red Lily I Wind Facility.
For the quarter ended September 30, 2014, operating expenses excluding energy purchases totalled $12.1 million, as compared to $10.5 million during the same period in 2013, an increase of $1.6 million. The increase was primarily attributable to operating costs at the new Cornwall Solar Facility, a full quarter of operations at Long Sault in 2014, a stronger U.S. dollar exchange rate, and increased repair costs and professional fees in the Illinois Wind region.

2014 Third Quarter Report	13
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the quarter ended September 30, 2014, interest and other income totalled $0.5 million, consistent with the same period in 2013. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I Wind Facility. This amount is included as part of APCo’s earnings from its investment in the Red Lily I Wind Facility, as discussed above.
For the quarter ended September 30, 2014, the value of net tax attributes generated amounted to an approximate HLBV income of $2.3 million, an increase of $1.3 million compared to the prior year. The increase was attributable to increased production, a stronger U.S. dollar exchange rate, and the reduced economic interest in the projects attributable to tax equity.
For the quarter ended September 30, 2014, the Renewable Energy Division’s operating profit totalled $19.1 million, as compared to $19.2 million during the same period in 2013, a decrease of $0.1 million. As a result of the stronger U.S. dollar, operating profit increased by $0.2 million.
APCo: Thermal Energy Division
2014 Nine Month Operating Results

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance(GW-hrs sold)	86.1	99.0	185.1	86.5	101.9	188.4
Performance(steam sales – billion lbs)	451.8	—	451.8	461.6	—	461.6

(all amounts in millions)
Revenue
Energy/steam sales	$18.3	$15.5	$33.8	$13.0	$13.0	$26.0
Less:
Cost of Sales – Fuel	(12.2)	(5.5)	(17.7)	(8.1)	(4.4)	(12.5)
Net Energy/Steam Sales	$6.1	$10.0	$16.1	$4.9	$8.6	$13.5
Other revenue	1.2	1.3	2.5	0.3	1.4	1.7
Total net revenue	$7.3	$11.3	$18.6	$5.2	$10.0	$15.2
Expenses
Operating expenses	(3.7)	(3.7)	(7.4)	(2.8)	(3.6)	(6.4)
Facility operating profit	$3.6	$7.6	$11.2	$2.4	$6.4	$8.8
Interest and other income			(0.2)			0.1
Divisional operating profit			$11.0			$8.9
APCo’s Sanger and Windsor Locks Thermal Facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between the two facilities in the average landed cost for natural gas and may result in the facilities showing differing costs per unit compared to each other and compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.
Production data, revenue and expenses have been adjusted to remove the results of the EFW Facility and BCI Facility, which are now sold. See Financial Statement note 12 for details.
For the nine months ended September 30, 2014, the Thermal Energy Division produced 185.1 GW-hrs of electrical energy, as compared to 188.4 GW-hrs of electrical energy in the comparable period of 2013. The decrease in production is due to Sanger's planned outage and limitation of run hours in the first quarter of 2014.
For the nine months ended September 30, 2014, the Thermal Energy Division’s operating profit was $11.0 million, as compared to $8.9 million in the same period in 2013, an increase of $2.1 million. The Windsor Locks Thermal Facility contributed $3.6 million, while the Sanger Thermal Facility contributed $7.6 million of operating profit during the nine months ended September 30, 2014, as compared to $2.4 million and $6.4 million, respectively, during the same period in the prior year. Interest and other income for the nine months ended September 30, 2014 was nil as compared to income of $0.1

2014 Third Quarter Report	14
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

million during the same period in the prior year. As a result of the stronger U.S. dollar, operating profit increased by $0.7 million.
Windsor Locks Thermal Facility
For the nine months ended September 30, 2014, the Windsor Locks Thermal Facility sold 451.8 billion lbs of steam and 86.1 GW-hrs of electricity, as compared to 461.6 billion lbs of steam and 86.5 GW-hrs of electricity in the comparable period of 2013.
The Windsor Locks Thermal Facility’s operating profit was driven by energy/steam sales of $18.3 million, as compared to $13.0 million in the same period in 2013. The increase in electricity/steam sales is attributed to a higher average price for gas as a result of the better ISO NE electricity market price driven by seasonally low temperatures in the first half of 2014. Gas costs for the period were $12.2 million, as compared to $8.1 million in the same period in 2013. The increase in gas costs is a result of a 35% increase in the average landed cost of natural gas per MMBTU and a 3% increase in the volume of natural gas consumed, as compared to the same period in 2013.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the nine months ended September 30, 2014, net energy/steam sales at the Windsor Locks Thermal Facility totalled $6.1 million, as compared to $4.9 million during the same period in 2013, an increase of $1.2 million resulting from a stronger U.S. dollar exchange rate and increased pricing of electricity and steam sales.
Operating expenses excluding natural gas costs were $3.7 million, as compared to $2.8 million during the same period in 2013. The increase is primarily attributable to the cost of RECs sold in the first nine months of 2014 for which costs were inventoried in 2013, a stronger US dollar, and increased expenses related to repair & maintenance, labour and administration costs. The Windsor Locks Thermal Facility’s resulting net operating income for the nine months ended September 30, 2014 was $3.6 million, as compared to $2.4 million in the same period in 2013, an increase of $1.2 million.
Sanger Thermal Facility
The Sanger Thermal Facility’s operating profit was driven by energy/steam sales of $15.5 million, as compared to $13.0 million in the same period in 2013, an increase of $2.5 million. The increase in energy/steam sales is attributed primarily to increased gas prices, which is a pass through to customers as it is reflected in higher market prices as compared to the same period in 2013. Capacity revenues remained unchanged at $6.7 million. Gas costs for the period were $5.5 million, as compared to $4.4 million in the same period in 2013. The increase in gas costs is due to a 25% increase in the average cost of natural gas per MMBTU, as compared to the same period in 2013.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the nine months ended September 30, 2014, net energy sales at the Sanger Thermal Facility totalled $10.0 million, as compared to $8.6 million during the same period in 2013, an increase of $1.4 million primarily due to more favorable pricing on the variable portion of the supply contract.
Operating expenses excluding natural gas costs were $3.7 million, which was consistent with the same period in 2013. The Sanger Thermal Facility’s resulting net operating income for the nine months ended September 30, 2014 was $7.6 million, as compared to $6.4 million in the same period in 2013, an increase of $1.2 million.

2014 Third Quarter Report	15
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Third Quarter Operating Results

	Three months ended September 30, 2014			Three months ended September 30, 2013
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance(GW-hrs sold)	28.2	36.7	64.9	28.6	34.8	63.4
Performance(steam sales – billion lbs)	111.8	—	111.8	116.3	—	116.3

(all amounts in millions)
Revenue
Energy/steam sales	$3.4	$7.0	$10.4	$3.5	$5.7	$9.2
Less:
Cost of Sales – Fuel	(2.0)	(2.0)	(4.0)	(2.0)	(1.5)	(3.5)
Net Energy/Steam Sales	$1.4	$5.0	$6.4	$1.5	$4.2	$5.7
Other revenue	0.3	0.6	0.9	—	0.5	0.5
Total net revenue	$1.7	$5.6	$7.3	$1.5	$4.7	$6.2
Expenses
Operating expenses	(0.9)	(1.3)	(2.2)	(0.3)	(0.9)	(1.2)
Facility operating profit	$0.8	$4.3	$5.1	$1.2	$3.8	$5.0
Interest and other income			(0.2)			0.3
Divisional operating profit			$4.9			$5.3
APCo’s Sanger and Windsor Locks Thermal Facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between the two facilities in the average landed cost for natural gas and may result in the facilities showing differing costs per unit compared to each other and compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.
Production data, revenue and expenses have been adjusted to remove the results of the EFW Facility and BCI Facility which is now sold. See Financial Statement note 12 for details.
For the three months ended September 30, 2014, the Thermal Energy Division produced 64.9 GW-hrs of electrical energy, as compared to 63.4 GW-hrs of electrical energy in the comparable period of 2013. The Windsor Locks facility generated similar production, as compared to the comparable period in 2013. The increased production at the Sanger Thermal Facility is due to additional hours of runtime intended to take advantage of the higher than normal contract basis differential.
For the three months ended September 30, 2014, the Thermal Energy Division’s operating profit was $4.9 million, as compared to $5.3 million in the same period in 2013, a decrease of $0.4 million. Operating profit contributions for the three months ended September 30, 2014 were $0.8 million from the Windsor Locks Thermal Facility and $4.3 million from the Sanger Thermal Facility, as compared to $1.2 million and $3.8 million respectively, during the same period in the prior year. Interest and other income for the three months ended September 30, 2014 was nil, as compared to income of $0.3 million during the same period in the prior year due to a temporary shutdown in the operations at the Valley Power Partnership. As a result of the stronger U.S. dollar, operating profit increased by $0.3 million.
Windsor Locks Thermal Facility
For the three months ended September 30, 2014, the Windsor Locks Thermal Facility sold 111.8 billion lbs of steam and 28.2 GW-hrs of electricity, as compared to 116.3 billion lbs of steam and 28.6 GW-hrs of electricity in the comparable period of 2013.
The Windsor Locks Thermal Facility’s operating profit was driven by energy/steam sales of $3.4 million and gas costs for the period of $2.0 million, which were consistent with the same period in 2013.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the three months ended

2014 Third Quarter Report	16
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

September 30, 2014, net sales at the Windsor Locks Thermal Facility totalled $1.4 million, which was consistent with the same period in 2013.
Operating expenses excluding natural gas costs were $0.9 million, as compared to $0.3 million in the same period in 2013. The increase was primarily due to increased repair & maintenance, labour and administration costs and the appreciation of the US currency. The Windsor Locks Thermal Facility’s resulting net operating income for the three months ended September 30, 2014 was $0.8 million as compared to $1.2 million in the same period in 2013.
Sanger Thermal Facility
The Sanger Thermal Facility’s operating profit was driven by energy/steam sales of $7.0 million, as compared to $5.7 million in the same period in 2013, an increase of $1.3 million. The increase in energy/steam sales is primarily due to a 27% increase in price largely due to the increase in contract basis differential, as compared to the same period in 2013. Capacity revenues remained unchanged at $3.3 million. Gas costs for the period were $2.0 million, as compared to $1.5 million in the same period in 2013. The increase in gas costs is due to a 3% increase in the volume of natural gas consumed and a 17% increase in the average cost of natural gas per MMBTU, as compared to the same period in 2013.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the three months ended September 30, 2014, net energy sales at the Sanger Thermal Facility totalled $5.0 million, as compared to $4.2 million during the same period in 2013, an increase of $0.8 million.
Operating expenses excluding natural gas costs were $1.3 million, as compared to $0.9 million in the same period in 2013. The Sanger Thermal Facility’s resulting net operating income for the three months ended September 30, 2014 was $4.3 million, as compared to $3.8 million in the same period in 2013, an increase of $0.5 million.
APCo: Development Division
The Development Division works to identify, develop and construct new power generating facilities, as well as to identify, and acquire, operating projects that would be complementary and accretive to APCo’s existing portfolio.
APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of power purchase agreements.  All of the projects contained in the table below meet the following criteria: a proven wind or solar resource, a signed power purchase agreement with credit worthy counterparties, and meet or exceed the Company's investment return criteria.

Project Name	Location	Size (MW)	Estimated Capital Cost	Commercial Operation	PPA Term	Production GW-hrs
Projects in Construction
Morse Wind[1]	Saskatchewan	23	$81.3	2015	20	104.0
St. Damase[1,2,4]	Quebec	24	$65.0	2014	20	76.9
Bakersfield Solar[1,5]	California	20	$65.5	Q1 2015	20	53.3
		67	$211.8			234.2
Projects in Development
Chaplin Wind[1]	Saskatchewan	177	$340.0	2016	25	720.0
Amherst Island[1]	Ontario	75	$260.0	2016	20	247.0
Odell Wind Project [1,6]	Minnesota	200	$361.5	2015	20	821.1
Val Eo - Phase I1,3,4	Quebec	24	$70.0	2015	20	66.0
		476	$1,031.5			1,854.1
Total		543	$1,243.3			2,088.3

2014 Third Quarter Report	17
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1	PPA signed
2
The St. Damase project is being developed in two phases: Phase I of the project (24 MW) will be erected in 2014 and the 101 MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.

3
The Val Eo project is being developed in two phases: Phase I of the project (24 MW) will be erected in 2015 and the 101 MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.

4	Size, Estimated Capital Costs, Commercial Operation Date, PPA Term and Production refer solely to Phase I of the St. Damase and Val-Eo wind projects.
5	Total cost of the project is expected to be approximately $58.5 million in U.S. dollars.
6	Total cost of the project is expected to be approximately $322.8 million in U.S. dollars.
Morse Wind Project
The 23 MW project is under construction near Morse, Saskatchewan, approximately 180 km west of Regina. The project has additional land under lease to facilitate future expansion. The Project has a 23 MW PPA with SaskPower. The turbine supply agreements have been executed with Siemens and the Balance of Plant Engineering, Procurement and Construction agreement has been signed. The turbine placement has been finalized and registered land leases have been executed with the landowners. Installation of access roads and foundations are completed, turbines are scheduled for delivery in January 2015, and commercial operation is expected to occur before March 31, 2015.
Saint-Damase Wind Project
Phase I of the Saint-Damase Wind Project is under construction in the local municipality of Saint-Damase, in the Gaspe Peninsula. The initial phase of the project is a 24 MW facility located near St. Damase, Quebec in a partnership with the Municipality of Saint-Damase. The Saint-Damase wind project has signed a 20 year PPA with Hydro Quebec and has projected capital costs of $65 million. On June 25, 2013, the partnership executed an interconnection agreement with Hydro Quebec. The permitting and the environmental impact assessment were completed and the construction of the first project phase started in late first quarter of 2014. Erection of all turbines at the Saint-Damase Wind Project is complete and the commercial operation date is expected to occur within the next 30 days.
It is expected that the turbines and other components utilized in the first 24 MW phase of the Saint-Damase Wind Project will qualify as Canadian Renewable and Conservation Expense ("CRCE"), and therefore a significant portion of the Phase I capital cost will be eligible for a refundable Quebec tax credit ("Quebec CRCE Tax Credit"). In June 2014, the government of Quebec released the 2014-2015 budget, which included a 20% reduction in value for a wide range of tax credits, including the Quebec CRCE Tax Credit. The estimated value of the Quebec CRCE tax credit for the Saint-Damase project is now expected to be approximately $16.4 million. Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting, and entering into appropriate energy sales arrangements.
Bakersfield Solar Project
The Bakersfield Solar Project is under construction in Kern County, California. The project is a 20 MWac solar powered generating station, which is expected to generate 53.3 GW-hrs of energy per year. All energy from the project will be sold to PG&E pursuant to a 20 year agreement. Total expected capital costs for the project will be U.S. $58.5 million.
Construction of the project commenced in the second quarter of 2014. Pile driving is near completion and racking installations are in full production. The construction of the interconnections is underway and photovoltaic panels continue to be installed. The substation main transformer has been placed and associated equipment foundations are near completion. All major equipment for the project has been procured, with deliveries continuing to be received on site as planned.
On August 13, 2014, APCo entered into a definitive partnership agreement with a third party (the "Tax Investor"), pursuant to which the Tax Investor will contribute U.S. $22.0 million towards the capital cost of the project. With its partnership interest, the Tax Investor will receive the majority of the tax attributes associated with the project.
Commencement of operations is planned for the first quarter of 2015.
Chaplin Wind Project

2014 Third Quarter Report	18
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

In 2012, APCo entered into a 25 year PPA with SaskPower for development of a 177 MW wind power project in the rural Municipality of Chaplin, Saskatchewan, 150 km west of Regina, Saskatchewan.
In March 2014, after review of the Project Proposal (Environmental Assessment) and Supplemental documentation (including the preliminary proposed layout), the project was deemed a development by the Environmental Assessment Branch. An additional detailed environmental review is currently being completed.  It is anticipated the submission of the Environmental Assessment documentation will be submitted to the government in late Q4 2014 or early Q1 2015. The expected capital costs of the project are approximately $340 million. The project will be split into two phases.  The first phase will involve installing test turbines to prove the project viability.  The second phase, the infill construction phase, will only commence providing the results of the first phase are successful. APCo intends to enter into a partnership agreement using a similar structure to what was utilized in the development of the Red Lily I facility, in order to facilitate the development of the project and to optimize returns
Amherst Island Wind Project
The Amherst Island Wind Project is located on Amherst Island near the village of Stella, approximately 15 kilometers southwest of Kingston, Ontario. In February 2011, the 75 MW project was awarded a Feed in Tariff ("FIT") contract by the OPA as part of the second round of the OPA’s FIT program.
The Renewable Energy Approval (“REA”) application was submitted in April 2013 and posted to the environmental registry in early January 2014. The REA has now been issued in draft form for comment. APUC has provided its comments back to the Ontario Ministry of the Environment requesting certain technical changes. Once the REA is issued in final form, it may be appealed by interested parties within 15 days of its release. If the REA is appealed, the appeal process is expected to take a maximum of 6 months. The project has a planned construction time frame of 12 to 18 months with most of the construction expected to occur in 2016.
The Amherst Island Wind Project currently expects to use wind Class III large-rotor direct drive wind turbine generator technology. Due to delays in the regulatory approval process, changes in the foreign exchange rates and more detailed engineering estimates, total capital cost are now expected to be approximately $260 million.
Odell Wind Project
On September 4, 2014, APCo announced an opportunity to acquire an interest in the Odell Wind Farm LLC (“Odell”), which owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota.  APCo is continuing its engineering, regulatory and financial analysis in respect of the Odell Wind Project to ensure that it meets all of APCo’s requirements for an approved development project.
The Odell Wind Project is located in Cottonwood, Jackson, Martin, and Watonwan counties in Minnesota and is being constructed on approximately 23,000 acres of leased land.  The project will utilize 100 Vestas V110-2.0 wind turbines.  Pursuant to a 20-year power purchase agreement, all energy, capacity and renewable energy credits from the Odell Wind Project will be sold to Northern States Power Company, a subsidiary of Xcel Energy Inc., which is a diversified utility operating in the midwest U.S.  The total construction costs of the Odell Wind Project are estimated to be U.S. $322.8 million.  It is anticipated that the Odell Project will qualify for U.S. federal production tax credits having satisfied the Internal Revenue Service 5% beginning of construction investment safe-harbor guidance.  Accordingly, approximately 60% of the permanent project financing is expected to be funded by tax equity investors.  APCo’s share of the balance will be financed through a private placement of subscription receipts to Emera Inc. and long term debt.
Ontario RFP Qualification
APCo has qualified for participation in the anticipated 2015 Large Renewable Procurement I process with the Ontario Power Authority. APCo may submit offers into the expected RFP for up to 100 MW of solar power and up to 100 MW of wind power .  The OPA is expected to award up to 140 MW of solar projects and 300 MW of wind projects. RFP bids are due by May 2015, with successful bidders being announced in July 2015.
DISTRIBUTION AND TRANSMISSION: LIBERTY UTILITIES
Liberty Utilities is a diversified rate-regulated utility providing distribution and transmission services to approximately 488,100 connections in the natural gas, electric, water and wastewater sectors.  Liberty Utilities’ strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  Liberty Utilities believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing community connections.

2014 Third Quarter Report	19
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Utility System Type	September 30, 2014		September 30, 2013
(all dollar amounts in U.S. $ millions)	Assets	Connections	Assets	Connections
Electricity	$306.8	92,900	$268.7	91,500
Natural Gas	697.8	292,100	569.4	232,500
Water and Wastewater	242.2	103,100	234.4	97,000
Total	$1,246.8	488,100	$1,072.5	$421,000

Accumulated Deferred Income Taxes	$91.8		$60.4

	Three months ended September 30,		Nine months ended September 30,
(all dollar amounts in U.S. $ millions)	2014	2013	2014	2013
Revenue
Utility electricity sales and distribution	$44.9	$41.2	$139.1	$119.2
Less: Cost of Sales – Electricity	(25.2)	(23.0)	(78.9)	(69.3)
Net Utility Sales - Electricity	$19.7	$18.2	$60.2	$49.9

Utility natural gas sales and distribution	$36.1	$25.5	$275.9	$152.6
Less: Cost of Sales – Natural Gas	(12.7)	(7.6)	(169.4)	(90.5)
Net Utility Sales - Natural Gas	$23.4	$17.9	$106.5	$62.1

Net Utility Sales - Water Distribution & Wastewater Treatment	15.8	15.3	44.1	41.6
Gas Transportation	2.8	2.5	16.8	12.3
Other Revenue	0.7	—	2.0	—
Net Utility Sales	$62.4	$53.9	$229.6	$165.9

Operating expenses	(40.1)	(33.8)	(122.7)	(93.6)
Other income	0.6	0.1	1.9	2.3
Liberty Utilities operating profit	$22.9	$20.2	$108.8	$74.6
Liberty Utilities reports the performance of its utility operations by geographic region: West, Central, and East.
The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems and serves approximately 117,700 connections in the states of Arizona and California.
The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems and serves approximately 119,700 connections located in the states of Arkansas, Illinois, Iowa, Missouri, and Texas.
The Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems and serves approximately 250,700 connections located in the states of Georgia, Massachusetts, and New Hampshire.
For the three and nine months ended September 30, 2014, Liberty Utilities reported an operating profit of U.S. $22.9 million and U.S. $108.8 million, as compared to U.S. $20.2 million and U.S. $74.6 million for the comparable periods in the prior year. The increase is primarily due to higher rates for the Granite State Electric and Peach State Gas Systems and the acquisition of the New England Gas System. Detailed results are discussed in the following sections.

2014 Third Quarter Report	20
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: West Region

	Nine months ended September 30,
	2014	2013
Average Active Electric Connections For The Period
Residential	41,900	41,000
Commercial and Industrial	5,700	5,500
Total Average Active Electric Connections For The Period	47,600	46,500

Average Active Number of Water Connections For The Period
Wastewater connections	31,600	30,600
Water distribution connections	34,600	33,800
Total Average Active Water Connections For The Period	66,200	64,400

Customer Usage (GW-hrs)
Residential	195.1	204.4
Commercial and Industrial	198.5	199.9
Total Customer Usage (GW-hrs)	393.6	404.3

Gallons Provided
Wastewater treated (millions of gallons)	1,274	1,241
Water sold (millions of gallons)	3,837	3,795
Total Gallons Provided	5,111	5,036
For the nine months ended September 30, 2014, the Liberty Utilities (West) region’s electricity usage totalled 393.6 GW-hrs, as compared to 404.3 GW-hrs for the same period in 2013, a decrease of 10.7 GW-hrs. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, the CalPeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to the CalPeco Electric System’s customers according to their consumption.
During the nine months ended September 30, 2014, the Liberty Utilities (West) region provided approximately 3,837 million gallons of water to its customers and treated approximately 1,274 million gallons of wastewater, as compared to 3,795 million gallons of water and 1,241 million gallons of wastewater during the same period in 2013 mainly due to the increase in connection counts.

2014 Third Quarter Report	21
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Nine Month Operating Results

	Nine months ended September 30,		Nine months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Water Assets for regulatory purposes	182.0	181.5
Electricity Assets for regulatory purposes	186.8	173.0
Revenue
Utility electricity sales and distribution	$54.8	$55.7	$60.0	$57.1
Less: Cost of Sales – Electricity	(27.2)	(28.1)	(29.7)	(28.8)
Net Utility Sales - Electricity	$27.6	$27.6	$30.3	$28.3

Wastewater treatment	$14.2	$13.9	$15.5	$14.3
Water distribution	15.5	14.6	17.0	14.9
Net Utility Sales	$57.3	$56.1	$62.8	$57.5
Expenses
Operating expenses	(25.0)	(26.4)	(27.3)	(27.1)
Other income	0.9	1.1	1.2	1.2
Division operating profit	$33.2	$30.8	$36.7	$31.6
The purchase of electricity by the Liberty Utilities (West) region is a significant revenue driver and component of operating expenses, but these costs are effectively passed through to its customers. As a result, the Liberty Utilities (West) region compares ‘net utility sales' (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2014, net utility sales for the Liberty Utilities (West) region were U.S. $57.3 million, as compared to U.S. $56.1 million for the same period in 2013, an increase of U.S. $1.2 million or 2.1%.
For the nine months ended September 30, 2014, the Liberty Utilities (West) region’s revenue from utility electricity sales totalled U.S. $54.8 million, as compared to U.S. $55.7 million during the same period in 2013, a decrease of U.S. $0.9 million or 1.6%. For the nine months ended September 30, 2014, fuel and purchased power costs for the Liberty Utilities (West) region totalled U.S $27.2 million, as compared with U.S. $28.1 million for the same period in 2013, a decrease of U.S. $0.9 million. The net utility sales from the electric utility were U.S. $27.6 million, which was consistent with the same period in 2013. Under the base rate revenue decoupling mechanism, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.
For the nine months ended September 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $14.2 million and U.S. $15.5 million, respectively, as compared to U.S. $13.9 million and U.S. $14.6 million, respectively, during the same period in 2013. The total increase in wastewater treatment and water distribution revenue was primarily due to an increase in rates resulting from the most recent rate case, as compared to the same period in 2013.
For the nine months ended September 30, 2014, operating expenses, excluding electricity purchases, totalled U.S. $25.0 million, as compared to U.S. $26.4 million during the same period in 2013. The decrease in operating expenses can be primarily attributed to lower labour expenses, as compared to the same period in the prior year.
For the nine months ended September 30, 2014, the Liberty Utilities (West) region’s operating profit was U.S. $33.2 million, as compared to U.S. $30.8 million in the same period in 2013, an increase of U.S. $2.4 million or 7.8%.
Measured in Canadian dollars, the Liberty Utilities (West) region’s operating profit was $36.7 million, as compared to $31.6 million in the same period in 2013.

2014 Third Quarter Report	22
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

	Three months ended September 30,
	2014	2013
Average Active Electric Connections For The Period
Residential	42,000	41,500
Commercial and Industrial	5,600	5,400
Total Average Active Electric Connections For The Period	47,600	46,900

Average Active Number of Water Connections For The Period
Wastewater connections	31,800	30,600
Water distribution connections	34,900	34,000
Total Average Active Water Connections For The Period	66,700	64,600

Customer Usage (GW-hrs)
Residential	58.0	58.2
Commercial and Industrial	64.0	65.3
Total Customer Usage (GW-hrs)	122.0	123.5

Gallons Provided
Wastewater treated (millions of gallons)	386	383
Water sold (millions of gallons)	1,583	1,585
Total Gallons Provided	1,969	1,968
For the three months ended September 30, 2014, the Liberty Utilities (West) region’s electricity usage totalled 122.0 GW-hrs, as compared to 123.5 GW-hrs for the same period in 2013, a decrease of 1.5 GW-hrs. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, the CalPeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to the CalPeco Electric System’s customers according to their consumption.
During the three months ended September 30, 2014, the Liberty Utilities (West) region provided approximately 1,583 million gallons of water to its customers and treated approximately 386 million gallons of wastewater, as compared to 1,585 million gallons of water and 383 million gallons of wastewater during the same period in 2013.

2014 Third Quarter Report	23
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Third Quarter Operating Results

	Three months ended September 30,		Three months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility electricity sales and distribution	$17.9	$17.7	$19.5	$18.5
Less: Cost of Sales – Electricity	(8.8)	(8.6)	(9.6)	(8.9)
Net Utility Sales - Electricity	$9.1	$9.1	$9.9	$9.6

Wastewater treatment	$4.8	$4.7	$5.2	$4.9
Water distribution	6.0	5.6	6.5	5.7
Net Utility Sales	$19.9	$19.4	$21.6	$20.2
Expenses
Operating expenses	(8.2)	(8.8)	(9.0)	(9.2)
Other income	0.4	0.3	0.4	0.3
Division operating profit	$12.1	$10.9	$13.0	$11.3
The purchase of electricity by the Liberty Utilities (West) region is a significant revenue driver and component of operating expenses, but these costs are effectively passed through to its customers. As a result, the Liberty Utilities (West) region compares ‘net utility sales' (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended September 30, 2014, net utility sales for the Liberty Utilities (West) region were U.S. $19.9 million, as compared to U.S. $19.4 million during the same period in 2013, an increase of U.S. $0.5 million, or 2.6%, primarily driven by higher water distribution and wastewater treatment revenues due to an increase in rates.
For the three months ended September 30, 2014, the Liberty Utilities (West) region’s revenue from utility electricity sales totalled U.S. $17.9 million, as compared to U.S. $17.7 million during the same period in 2013, an increase of U.S. $0.2 million. For the three months ended September 30, 2014, fuel and purchased power costs for the Liberty Utilities (West) region totalled U.S $8.8 million, as compared to U.S. $8.6 million during the same period in 2013. The net utility sales from the electric utility were U.S. $9.1 million, which was consistent with the same period in 2013. Under the base rate revenue decoupling mechanism, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.
For the three months ended September 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $4.8 million and U.S. $6.0 million, respectively, as compared to U.S. $4.7 million and U.S. $5.6 million, respectively, during the same period in 2013. The total increase in wastewater treatment and water distribution revenue was primarily due to an increase in rates, as compared to the same period in 2013.
For the three months ended September 30, 2014, operating expenses, excluding electricity purchases, totalled U.S. $8.2 million, as compared to U.S. $8.8 million during the same period in 2013, a decrease of $0.6 million, or 7%. The decrease in operating expenses can be primarily attributed to lower labour expenses, as compared to the same period in the prior year.
For the three months ended September 30, 2014, the Liberty Utilities (West) region’s operating profit was U.S. $12.1 million, as compared to U.S. $10.9 million in the same period in 2013, an increase of U.S. $1.2 million, or 11.0%.
Measured in Canadian dollars, the Liberty Utilities (West) region’s operating profit was $13.0 million, as compared to $11.3 million in the same period in 2013.

2014 Third Quarter Report	24
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: Central Region

	Nine months ended September 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	70,400	71,600
Commercial and Industrial	9,200	9,200
Total Average Active Natural Gas Connections For The Period	79,600	80,800

Average Active Water Connections For The Period
Wastewater connections	6,900	6,000
Water distribution connections	22,600	21,900
Total Average Active Water Connections For The Period	29,500	27,900

Customer Usage (MMBTU)
Residential	4,476,000	3,879,000
Commercial and Industrial	2,827,000	2,408,200
Total Customer Usage (MMBTU)	7,303,000	6,287,200

Gallons Provided
Wastewater treated (millions of gallons)	318	285
Water sold (millions of gallons)	2,532	2,286
Total Gallons Provided	2,850	2,571
The Liberty Utilities (Central) region acquired the Pine Bluff Water System on February 1, 2013. Consequently, there is one additional month of operations from this utility in the first nine months of 2014 as compared to the first nine months of 2013.
The Liberty Utilities (Central) region acquired the White Hall Water and Sewer System on May 30, 2014. Consequently, there are four additional months of operations from this utility in the first nine months of 2014 as compared to the first nine months of 2013.
For the nine months ended September 30, 2014, the Liberty Utilities (Central) region natural gas distribution sales totalled 7,303,000 MMBTU, as compared to 6,287,200 MMBTU during the same period in 2013, an increase of 1,015,800 MMBTU, or 16%. The increase in volumes can be primarily attributed to the below-seasonal temperatures experienced in the first quarter of 2014, as compared to 2013.
During the nine months ended September 30, 2014, the Liberty Utilities (Central) region provided approximately 2,532 million gallons of water to its customers and treated approximately 318 million gallons of wastewater, as compared to 2,286 million gallons of water and 285 million gallons of wastewater during the same period in 2013. The increase in water sold can be primarily attributed to the additional month of operations from the Pine Bluff Water System in the first nine months of 2014, as compared to the first nine months of 2013. The increase in wastewater treated can be primarily attributed to the acquisition of the White Hall Water and Sewer System on May 30, 2014.

2014 Third Quarter Report	25
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Nine Month Operating Results

	Nine months ended September 30,		Nine months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Natural Gas Assets for regulatory purposes	155.0	144.3
Water Assets for regulatory purposes	60.2	52.9
Revenue
Utility natural gas sales and distribution	$57.9	$50.8	$63.5	$51.7
Less: Cost of Sales – Natural Gas[1]	(36.2)	(30.5)	(39.7)	(30.8)
Net Utility Sales - Natural Gas	$21.7	20.3	$23.8	$20.9

Wastewater treatment	$4.9	$4.3	$5.2	$4.4
Water distribution	9.5	8.8	10.6	9.1
Gas Transportation	2.7	2.4	3.0	2.5
Net utility sales	$38.8	$35.8	$42.6	$36.9
Expenses
Operating expenses	(22.2)	(20.3)	(24.5)	(20.9)
Other income	0.1	0.2	0.2	0.3
Division operating profit	$16.7	$15.7	$18.3	$16.3

1	Natural Gas costs are shown net of U.S. $3.1 million of gas deferral debits due to over-collection of gas commodity costs for the first nine months of the year.
The purchase of natural gas by the Liberty Utilities (Central) region is a significant revenue driver and component of operating expenses, but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2014, net utility sales for the Liberty Utilities (Central) region totalled U.S. $38.8 million, as compared to U.S. $35.8 million during the same period in 2013, an increase of U.S. $3.0 million, or 8.4%, primarily due to higher gas consumption and increased water utility connections.
For the nine months ended September 30, 2014, the Liberty Utilities (Central) region’s revenue from natural gas sales and distribution totalled U.S. $57.9 million, as compared to U.S. $50.8 million during the same period in 2013, an increase of U.S. $7.1 million, or 14.0%. For the nine months ended September 30, 2014, natural gas purchases for the Liberty Utilities (Central) region’s natural gas utility totalled U.S $36.2 million, as compared with U.S. $30.5 million for the same period in 2013, an increase of U.S. $5.7 million. Net utility sales from the natural gas utilities, excluding transportation, were U.S. $21.7 million, as compared to U.S. $20.3 million during the same period in 2013, an increase of U.S. $1.4 million. The increase in net utility sales from the natural gas utilities is primarily attributed to higher customer usage resulting from below seasonal temperatures experienced in the first quarter of 2014, as compared to the same period in 2013.
For the nine months ended September 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $4.9 million and U.S $9.5 million, respectively, as compared to U.S. $4.3 million and U.S. $8.8 million, respectively, during the same period in 2013. The increase in total wastewater treatment and water distribution revenue can be primarily attributed to the additions of the Pine Bluff Water System on February 1, 2013 and the White Hall Water and Sewer System on May 30, 2014.
For the nine months ended September 30, 2014, the Liberty Utilities (Central) region’s revenue from gas transportation sales totalled U.S. $2.7 million, as compared to U.S. $2.4 million during the same period in 2013, an increase of U.S. $0.3 million.
For the nine months ended September 30, 2014, operating expenses, excluding natural gas purchases, totalled U.S. $22.2 million, as compared to U.S. $20.3 million during the same period in 2013, an increase of U.S. 1.9 million, or 9.4%. The increase in operating expenses is primarily attributed to an additional month of operating expenses at the Pine Bluff Water System in the first nine months of 2014, as compared to the same period in 2013, as the utility was acquired on February

2014 Third Quarter Report	26
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1, 2013, the acquisition of the White Hall Water and Sewer System on May 30, 2014, and increased employee and administrative expenses.
For the nine months ended September 30, 2014, the Liberty Utilities (Central) region’s operating profit was U.S. $16.7 million, as compared to U.S. $15.7 million in the same period in 2013, an increase of U.S. $1.0 million.
Measured in Canadian dollars, the Liberty Utilities (Central) region’s operating profit was $18.3 million, as compared to $16.3 million in the same period in 2013.

	Three months ended September 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	68,300	70,200
Commercial and Industrial	9,100	9,100
Total Average Active Natural Gas Connections For The Period	77,400	79,300

Average Active Water Connections For The Period
Wastewater connections	7,700	6,100
Water distribution connections	23,400	21,900
Total Average Active Water Connections For The Period	31,100	28,000

Customer Usage (MMBTU)
Residential	217,000	225,600
Commercial and Industrial	322,000	317,800
Total Customer Usage (MMBTU)	539,000	543,400

Gallons Provided
Wastewater treated (millions of gallons)	145	96
Water sold (millions of gallons)	962	965
Total Gallons Provided	1,107	1,061
The Liberty Utilities (Central) region acquired the White Hall Water and Sewer System on May 30, 2014. Consequently, there are three additional months of operations from this utility in the third quarter of 2014, as compared to the third quarter of 2013.
For the three months ended September 30, 2014, the Liberty Utilities (Central) region natural gas distribution sales totalled 539,000 MMBTU, as compared to 543,400 MMBTU during the same period in 2013, a decrease of 4,400 MMBTU, or 0.8%.
During the three months ended September 30, 2014, the Liberty Utilities (Central) region provided approximately 962 million gallons of water to its customers and treated approximately 145 million gallons of wastewater, as compared to 965 million gallons of water and 96 million gallons of wastewater during the same period in 2013. The increase in wastewater treated can be primarily attributed to the acquisition of the White Hall Water and Sewer System on May 30, 2014. The White Hall Water and Sewer System provided approximately 41 million gallons of water to its customers during the three months ended September 30, 2014.  Excluding the White Hall Water and Sewer System, the decrease in the gallons of water provided to customers can be primarily attributed to wetter weather experienced in the Texas and Midstates region during the three months ended September 30, 2014 as compared to the comparable period in the prior year.

2014 Third Quarter Report	27
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Third Quarter Operating Results

	Three months ended September 30,		Three months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility natural gas sales and distribution	$7.4	$8.0	$8.0	$8.3
Less: Cost of Sales – Natural Gas[1]	(2.1)	(2.9)	(2.2)	(3.0)
Net Utility Sales - Natural Gas	5.3	5.1	5.8	5.3

Wastewater treatment	1.8	1.5	1.9	1.6
Water distribution	3.2	3.5	3.6	3.6
Gas Transportation	0.1	0.6	0.1	0.7
Net utility sales	$10.4	$10.7	$11.4	$11.2
Expenses
Operating expenses	(7.4)	(7.2)	(8.4)	(7.5)
Other income	—	0.1	—	0.1
Division operating profit	$3.0	$3.6	$3.0	$3.8

1	Natural Gas costs are shown net of U.S. $0.9 million of gas deferral debits due to over-collection of gas commodity costs in the quarter.
The purchase of natural gas by the Liberty Utilities (Central) region is a significant revenue driver and component of operating expenses, but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended September 30, 2014, net utility sales for the Liberty Utilities (Central) region totalled U.S. $10.4 million, as compared to U.S $10.7 million during the same period in 2013, a decrease of U.S. $0.3 million, or 2.8% .
For the three months ended September 30, 2014, the Liberty Utilities (Central) region’s revenue from natural gas sales and distribution totalled U.S. $7.4 million, as compared to U.S. $8.0 million during the same period in 2013, a decrease of U.S. $0.6 million. For the three months ended September 30, 2014, natural gas purchases for the Liberty Utilities (Central) region’s natural gas utilities totalled U.S $2.1 million, as compared with U.S. $2.9 million for the same period in 2013, a decrease of U.S. $0.8 million. Net utility sales from the natural gas utilities were U.S. $5.3 million, as compared to U.S. $5.1 million during the same period in 2013.
For the three months ended September 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $1.8 million and U.S. $3.2 million, respectively, as compared to U.S. $1.5 million and U.S. $3.5 million, respectively, during the same period in 2013.
For the three months ended September 30, 2014, the Liberty Utilities (Central) region’s revenue from gas transportation sales totalled U.S. $0.1 million, as compared to U.S. $0.6 million during the same period in 2013, a decrease of U.S. $0.5 million.
For the three months ended September 30, 2014, operating expenses, excluding natural gas purchases, totalled U.S. $7.4 million, as compared to U.S. $7.2 million during the same period in 2013, an increase of U.S. $0.2 million, or 2.8%. The increase in operating expenses can be primarily attributed to the acquisition of the White Hall Water and Sewer System on May 30, 2014.
For the three months ended September 30, 2014, the Liberty Utilities (Central) region’s operating profit was U.S. $3.0 million, as compared to U.S. $3.6 million in the same period in 2013, a decrease of U.S. $0.6 million.
Measured in Canadian dollars, the Liberty Utilities (Central) region’s operating profit was $3.0 million, as compared to $3.8 million in the same period in 2013.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: East Region

	Nine months ended September 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	178,200	128,600
Commercial and Industrial	17,100	13,500
Total Average Active Natural Gas Connections For The Period	195,300	142,100

Average Active Electric Connections For The Period
Residential	36,500	36,800
Commercial and Industrial	6,600	6,500
Total Average Active Electric Connections For The Period	43,100	43,300

Customer Usage (GW-hrs)
Residential	227.4	235.1
Commercial and Industrial	504.3	483.1
Total Customer Usage (GW-hrs)	731.7	718.2

Customer Usage (MMBTU)
Residential	10,521,000	5,146,300
Commercial and Industrial	6,961,000	3,519,000
Total Customer Usage (MMBTU)	17,482,000	8,665,300
For the nine months ended September 30, 2014, the Liberty Utilities (East) region’s electricity usage totalled 731.7 million GW-hrs and natural gas usage totalled 17,482,000 MMBTU, as compared to 718.2 GW-hrs and 8,665,300 MMBTU during the same period in 2013. The increase in natural gas usage, as compared to the same period in 2013, can be primarily attributed to the acquisitions of the Peach State Gas System on April 1, 2013 and the New England Gas System on December 20, 2013.
The Peach State Gas System usage totalled 4,959,000 MMBTU, while the New England Gas System usage totalled 4,220,000 MMBTU.

2014 Third Quarter Report	29
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Nine Month Operating Results

	Nine months ended September 30,		Nine months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Electricity Assets for regulatory purposes	120.0	95.8
Natural Gas for regulatory purposes	542.7	425.1
Revenue
Utility electricity sales and distribution	$84.3	$63.5	$92.3	$65.0
Less: Cost of Sales – Electricity	(51.7)	(41.2)	(56.6)	(42.1)
Net Utility Sales - Electricity	$32.6	$22.3	$35.7	$22.9

Utility natural gas sales and distribution	$218.0	$101.8	$239.4	$103.5
Less: Cost of Sales – Natural Gas[1]	(133.2)	(60.0)	(146.5)	(60.9)
Net Utility Sales - Natural Gas	$84.8	$41.8	92.9	$42.6

Gas Transportation	14.1	9.9	15.4	10.0
Other Revenue	2.0	—	2.2	—
Net Utility Sales	$133.5	$74.0	$146.2	$75.5
Expenses
Operating expenses	(75.5)	(46.9)	(82.4)	(47.9)
Other income	0.9	1.0	1.1	1.1
Division operating profit	$58.9	$28.1	$64.9	$28.7

1	Natural Gas costs are shown net of U.S. $18.3 million of gas deferral credits due to under-collection of gas commodity costs for the first six months of the year.
The cost of electricity and natural gas is passed through to the Liberty Utilities (East) region’s customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the nine months ended September 30, 2014, net utility sales for the Liberty Utilities (East) region totalled U.S. $133.5 million, as compared to U.S. $74.0 million during the same period in 2013, an increase of U.S. $59.5 million primarily due to the acquisition of the New England Gas System, the acquisition of the Peach State Gas System, the new rates for Granite State Electric System, and higher gas consumption.
For the nine months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from utility electricity sales totalled U.S. $84.3 million, as compared to U.S. $63.5 million during the same period in 2013, an increase of U.S. $20.8 million, or 32.8%. For the nine months ended September 30, 2014, electricity purchases for the Liberty Utilities (East) region totalled U.S. $51.7 million, as compared to U.S. $41.2 million during the same period in 2013. Net utility sales from the electric utility for the nine months ended September 30, 2014 were U.S. $32.6 million, as compared to U.S. $22.3 million during the same period in 2013, an increase of U.S. $10.3 million. The increase in net utility electricity sales can be attributed to an increase in distribution rates to customers resulting from the implementation of final rates from the Granite State Electric System general rate case, as well as U.S. $2.5 million in additional revenue representing the difference between the interim rates previously granted and the final rates retroactive to July 1, 2013.
For the nine months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from natural gas sales and distribution totalled U.S. $218.0 million, as compared to U.S. $101.8 million during the same period in 2013, an increase of U.S. $116.2 million. For the nine months ended September 30, 2014, natural gas purchases totalled U.S. $133.2 million, as compared to U.S $60.0 million during the same period in 2013. Net utility sales from the natural gas utilities excluding transportation were U.S. $84.8 million as compared to U.S. $41.8 million, an increase of U.S. $43.0 million compared to the same period in 2013. The increase in net utility sales from the natural gas utilities is attributed as follows: U.S. $4.8 million increase from the EnergyNorth Gas System due to below seasonal temperatures experienced during the first quarter

2014 Third Quarter Report	30
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

of 2014, as compared to the first quarter of 2013; U.S. $12.0 million increase from the Peach State Gas System, which was acquired on April 1, 2013; and U.S. $26.2 million increase from the New England Gas System, which was acquired on December 20, 2013.
For the nine months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from gas transportation sales totalled U.S. $14.1 million, as compared to U.S. $9.9 million during the same period in 2013, an increase of U.S. $4.2 million. During the nine months ended September 30, 2014, the EnergyNorth Gas System contributed U.S. $7.6 million, the Peach State Gas System contributed U.S. $1.6 million, and the New England Gas System contributed U.S. $4.9 million.
For the nine months ended September 30, 2014, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $75.5 million, as compared to U.S. $46.9 million during the same period in 2013, an increase of U.S. $28.6 million. The increase in operating expenses, as compared to the same period in 2013, can be primarily attributed to the acquisitions of the Peach State Gas System on April 1, 2013 and the New England Gas System on December 20, 2013.
For the nine months ended September 30, 2014, other income for the Liberty Utilities (East) region totaled U.S. $0.9 million, and primarily consists of an equity allowance for funds utilized during construction and rental income.
For the nine months ended September 30, 2014, the Liberty Utilities (East) region’s operating profit totalled U.S. $58.9 million, as compared to U.S. $28.1 million during the same period in 2013, an increase of U.S. $30.8 million.
Measured in Canadian dollars, the Liberty Utilities (East) region’s operating profit was $64.9 million, as compared to $28.7 million during the same period in 2013, an increase of $36.2 million.

	Three months ended September 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	175,200	127,600
Commercial and Industrial	17,200	13,300
Total Average Active Natural Gas Connections For The Period	192,400	140,900

Average Active Electric Connections For The Period
Residential	37,200	36,800
Commercial and Industrial	6,500	6,500
Total Average Active Electric Connections For The Period	43,700	43,300

Customer Usage (GW-hrs)
Residential	71.6	83.1
Commercial and Industrial	201.8	184.3
Total Customer Usage (GW-hrs)	273.4	267.4

Customer Usage (MMBTU)
Residential	794,000	571,200
Commercial and Industrial	900,000	813,500
Total Customer Usage (MMBTU)	1,694,000	1,384,700
For the three months ended September 30, 2014, the Liberty Utilities (East) region’s electricity usage totalled 273.4 GW-hrs and natural gas usage totalled 1,694,000 MMBTU, as compared to 267.4 GW-hrs and 1,384,700 MMBTU during the same period in 2013. The New England Gas System usage totalled 354,000 MMBTU.

2014 Third Quarter Report	31
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Third Quarter Operating Results

	Three months ended September 30,		Three months ended September 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility electricity sales and distribution	$27.0	$23.5	$29.4	$24.4
Less: Cost of Sales – Electricity	(16.4)	(14.4)	(17.9)	(15.0)
Net Utility Sales - Electricity	$10.6	$9.1	$11.5	$9.4

Utility natural gas sales and distribution	$28.7	$17.5	$31.3	$18.0
Less: Cost of Sales – Natural Gas[1]	(10.6)	(4.7)	(11.5)	(4.8)
Net Utility Sales - Natural Gas	$18.1	$12.8	$19.8	$13.2

Gas transportation	2.7	1.9	2.9	2.0
Other revenue	0.7	—	0.8	—
Net Utility Sales	$32.1	$23.8	$35.0	$24.6
Expenses
Operating expenses	(24.5)	(17.8)	(26.4)	(18.4)
Other income	0.2	(0.3)	0.3	(0.3)
Division operating profit	$7.8	$5.7	$8.9	$5.9

1	Natural Gas costs are shown net of U.S. $5.8 million of gas deferral debits due to under-collection of gas commodity costs in the quarter.
The cost of electricity and natural gas is passed through to the Liberty Utilities (East) region’s customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended September 30, 2014, net utility sales for the Liberty Utilities (East) region totalled U.S. $32.1 million, as compared to U.S. $23.8 million during the same period in 2013, an increase of U.S.$8.3 million. The increase was primarily due to higher rates for the Granite State Electric System and the acquisition of the New England Gas System on December 20, 2013.
For the three months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from utility electricity sales totalled U.S. $27.0 million, as compared to U.S. $23.5 million during the same period in 2013, an increase of U.S.$3.5 million, or 14.9%. For the three months ended September 30, 2014, electricity purchases for the Liberty Utilities (East) region totalled U.S. $16.4 million, as compared to U.S. $14.4 million during the same period in 2013. Net utility sales from the electric utility were U.S. $10.6 million as compared to U.S.$9.1 million, an increase of U.S.$1.5 million as compared to the same period in 2013. The increase in net utility electricity sales can be primarily attributed to increased distribution rates to customers as a result of the implementation of the final rates from the Granite State Electric System's general rate case.
For the three months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from natural gas sales and distribution totalled U.S. $28.7 million, as compared to U.S. $17.5 million during the same period in 2013, an increase of U.S. $11.2 million. For the three months ended September 30, 2014, natural gas purchases totalled U.S. $10.6 million, as compared to U.S.$4.7 million for the same period in 2013. Net utility sales from the natural gas utilities excluding transportation were U.S. $18.1 million as compared to U.S. $12.8 million, an increase of U.S. $5.3 million during the same period in 2013. The increase in net utility sales from the natural gas utilities is attributed as follows: U.S. $0.1 million increase as a result of increased customer demand at the EnergyNorth Gas System; U.S. $0.8 million primarily as a result of the GRAM filing at the Peach State Gas System; and U.S. $4.5 million from the New England Gas System, which was acquired on December 20, 2013.

2014 Third Quarter Report	32
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the three months ended September 30, 2014, the Liberty Utilities (East) region’s revenue from gas transportation sales totalled U.S. $2.7 million, as compared to U.S. $1.9 million during the same period in 2013, an increase of U.S. $0.8 million. During the three months ended September 30, 2014, the EnergyNorth Gas System contributed U.S. $1.2 million, the Peach State Gas System contributed U.S. $0.5 million, and the New England Gas System contributed U.S. 1.0 million.
For the three months ended September 30, 2014, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $24.5 million, as compared to U.S. $17.8 million during the same period in 2013, an increase of U.S. $6.7 million. The increase in operating expenses as compared to the same period in 2013 can be primarily attributed to the acquisition of the New England Gas System on December 20, 2013.
For the three months ended September 30, 2014, other income for the Liberty Utilities (East) region totaled U.S. $0.2 million, and primarily consists of an equity allowance for funds utilized during construction and rental income.
For the three months ended September 30, 2014, the Liberty Utilities (East) region’s operating profit totalled U.S. $7.8 million, as compared to $5.7 million during the same period in the prior year.
Measured in Canadian dollars, the Liberty Utilities (East) region’s operating profit was $8.9 million, as compared to $5.9 million during the same period in 2013, an increase of $3.0 million.
Regulatory Proceedings
The following table summarizes the major regulatory proceedings within Liberty Utilities currently underway:

Utility	State	Regulatory Proceeding Type	Rate Request	Current Status
Peach State Gas System	Georgia	Georgia Rate Adjustment Mechanism ("GRAM") filing	U.S. $3.9 million	Application filed on October 1, 2014 requesting new rates to come into effect February 1, 2015.
Missouri Gas System	Missouri	General Rate Case	U.S. $7.6 million	Order expected in Q1 2015.
Illinois Gas System	Illinois	General Rate Case	U.S. $5.7 million	Order expected in Q1 2015.
Pine Bluff Water System	Arkansas	General Rate Case	U.S. $2.5 million	Application was filed on July 2, 2014; Order expected in Q2 2015
EnergyNorth System	New Hampshire	General Rate Case	U.S. $16.1 million	Application filed August 1, 2014; Order expected in Q3 2015
On October 1, 2014, the Peach State Gas System filed an application for an increase in revenue of U.S. $3.9 million in its annual GRAM filing with the GPSC. New rates would be effective February 1, 2015 for the period February 1, 2015 through January 31, 2016 to reflect changes in revenue levels and cost of service. The GRAM uses a 12 month base period ending June 30 (Historic Test Year) with adjustments for the 12 months ending August 31, 2015 (Forward Looking Test Year). Commission approval is expected in Q1 2015.
In the first quarter of 2014, the Midstates Gas System filed a rate case with the Missouri Public Service Commission ("MOPSC") seeking an increase in revenue of U.S. $7.6 million, consisting of $6.3 million in new, incremental revenue and $1.3 million through the ISRS surcharge (infrastructure system replacement surcharge). The filing is based on a test year ending September 30, 2013, with revenues, expenses and rate bases adjusted to reflect known and measurable changes through April 30, 2014. The case is expected to conclude in first quarter of 2015.
Late in the first quarter of 2014, the Midstates Gas System filed a rate case with the Illinois Commerce Commission ("ICC") seeking an increase in revenue of U.S. $5.7 million. The filing is based on a test year that includes anticipated capital expenditures within 2014 and 2015. The case is expected to conclude in the first quarter of 2015.
Pine Bluff Water System filed an application on July 2, 2014 with the Arkansas Public Service Commission (“APSC”) seeking an increase in revenue of U.S. $2.5 million based on a test year ending January 31, 2014, with pro forma changes to certain operating expenses and rate base capital additions. The previous test year ended September 30, 2009.  An Order and new rates are expected in the second quarter of 2015.
On August 1, 2014, the EnergyNorth Natural Gas System in New Hampshire filed an application for an increase in revenue of U.S. $16.1 million, or approximately 9.6%. The application includes a revenue decoupling proposal and seeks recovery of capital costs related to the conversion of the system to Liberty Utilities ownership. Expected implementation of the new rates is in the third quarter of 2015.

2014 Third Quarter Report	33
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Corporate and Other Expenses

	Three months ended September 30,		Nine months ended September 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Corporate and other expenses:
Administrative expenses[1]	$8.2	$6.2	$24.2	$18.4
(Gain)/Loss on foreign exchange	(0.5)	0.9	(1.4)	(0.4)
Interest expense	15.9	13.9	48.3	39.0
Interest, dividend and other Income	(0.7)	(0.5)	(2.7)	(1.8)
Write down on note receivable and long-term investments	7.2	—	8.2	—
Write down of Property Plant and Equipment	—	—	—	—
Acquisition-related costs	0.4	0.5	0.9	1.5
(Gain)/Loss on derivative financial instruments	(1.6)	(0.6)	(0.7)	(2.5)
Income tax expense/(recovery)	(4.5)	(3.2)	13.1	4.0
[1] Administrative expenses relates to costs for APUC, APCO, and Liberty Utilities.
2014 NINE MONTH CORPORATE AND OTHER EXPENSES
During the nine months ended September 30, 2014, administrative expenses totalled $24.2 million, as compared to $18.4 million in the same period in 2013. The expense increase for the period is primarily due to approximately $4.9 million of expenses previously classified as direct operating expenses that have been reclassified in 2014 as administrative expenses, as certain functions are now being performed centrally as part of a shared services function across the entire company.
For the nine months ended September 30, 2014, interest expense totalled $48.3 million, as compared to $39.0 million in the same period in 2013. The increased interest expense is a result of new indebtedness incurred in the latter part of 2013 and first quarter of 2014 used to finance the new acquisitions and other growth initiatives.
For the nine months ended September 30, 2014, interest, dividend and other income totalled $2.7 million, as compared to $1.8 million in the same period in 2013. Interest, dividend and other income primarily consists of rental income and dividends from APUC’s share investment in the Kirkland and Cochrane Thermal Facilities.
For the nine months ended September 30, 2014, gains on derivative financial instruments totalled $0.7 million, as compared to a gain of $2.5 million in the same period in 2013. The change was primarily driven by decreased gains on hedges to purchase electricity for resale at contracted rates that differ from the market rate.
An income tax expense of $13.1 million was recorded in the nine months ended September 30, 2014, as compared to an expense of $4.0 million during the same period in 2013. The income tax expense for the nine months ended September 30, 2014 primarily increased due to higher earnings from operations, increased deferred taxes on HLBV income, investment write-downs, a stronger U.S. dollar, and other items permanently non-deductible for tax purposes.
2014 THIRD QUARTER CORPORATE AND OTHER EXPENSES
During the quarter ended September 30, 2014, administrative expenses totalled $8.2 million, as compared to $6.2 million in the same period in 2013. The expense increase for the quarter is primarily due to administrative expenses, as certain functions are now being performed centrally as part of a shared services function across the entire company.
For the quarter ended September 30, 2014, interest expense totalled $15.9 million, as compared to $13.9 million in the same period in 2013. The increased interest expense is a result of new indebtedness incurred in the latter part of 2013 and first quarter of 2014 used to finance the new acquisitions and other growth initiatives.
For the quarter ended September 30, 2014, interest, dividend and other income totalled $0.7 million, as compared to $0.5 million in the same period in 2013. Interest, dividend and other income primarily consists of rental income and dividends from APUC’s share investment in the Kirkland and Cochrane Thermal Facilities.

2014 Third Quarter Report	34
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the quarter ended September 30, 2014, losses on derivative financial instruments totalled $1.6 million, as compared to gains of $0.6 million in the same period in 2013. The change was primarily driven by increased gains on hedges to purchase electricity for resale at contracted rates that differ from the market rate.
An income tax recovery of $4.5 million was recorded in the three months ended September 30, 2014, as compared to an income tax recovery of $3.2 million during the same period in 2013. The increase in income tax recovery for the three months ended September 30, 2014 is primarily due to higher earnings from operations, investment write-downs, a stronger U.S. dollar, and other items permanently non-deductible for tax purposes.
NON-GAAP PERFORMANCE MEASURES
Reconciliation of Adjusted EBITDA to net earnings
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended September 30,		Nine months ended September 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Net earnings attributable to Shareholders	$(6.3)	$6.0	$44.1	$7.1
Add (deduct):
Net earnings / (loss) attributable to the non-controlling interest, exclusive of HLBV	0.3	(0.9)	4.5	6.2
(Earnings) / loss from discontinued operations	0.2	0.3	0.6	35.3
Income tax expense / (recovery)	(4.5)	(3.2)	13.1	4.0
Interest expense	15.9	13.9	48.3	39.0
Gain on sale of assets	—	0.1	(0.3)	0.1
Non-cash write downs	7.2	—	8.2	—
Acquisition costs	0.4	0.5	0.9	1.5
(Gain)/Loss on derivative financial instruments	(1.6)	(0.6)	(0.7)	(2.5)
Realized Gain on Energy Derivative Contracts	(0.2)	(0.5)	3.8	0.2
(Gain)/Loss on foreign exchange	(0.5)	0.9	(1.4)	(0.4)
Depreciation and amortization	30.5	23.7	85.1	69.1
Adjusted EBITDA	$41.4	$40.2	$206.2	$159.6
Hypothetical Liquidation at Book Value (“HLBV”) represents the value of net tax attributes earned by APCo in the period from electricity generated by certain of its U.S. wind power generation facilities. The value of net tax attributes earned in the three and nine months ended September 30, 2014 amounted to approximately $2.3 million and $18.3 million, respectively.
For the nine months ended September 30, 2014, Adjusted EBITDA totalled $206.2 million, as compared to $159.6 million in the same period in 2013, an increase of $46.6 million. For the quarter ended September 30, 2014, Adjusted EBITDA totalled $41.4 million, as compared to $40.2 million in the same period in 2013, an increase of $1.2 million.
The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

2014 Third Quarter Report	35
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

	Three months ended September 30 (millions)	Nine months ended September 30 (millions)
Comparative Prior Period Adjusted EBITDA	$40.2	$159.6
Significant Changes:
Liberty Utilities:
Increased delivery and treatment of water and wastewater at the Liberty Utilities (West) region	0.4	2.4
Increased rates at the Granite State Electric System offset by lower customer demand	0.8	8.6
Changes in customer demand and higher operating expenses at the EnergyNorth and the Midstates Gas Systems	(0.1)	0.1
2013 Acquisition of the New England and Peach State Gas Systems	0.7	23.2

APCo:
Renewable:
Decreased hydrology resource	(3.0)	(4.2)
Decreased/increased wind resources for the quarter/year to date, at the U.S. Wind Facilities offset by unfavorable periodic hedge settlements shortfalls at the Minonk, Sandy Ridge and Senate facilities	(0.6)	(0.4)
Higher realized prices on sale of Renewable Energy Credits	0.4	4.6
Start of commercial operations for the Cornwall Solar Facility	2.0	4.5
Increased wind resources at the St Leon wind facilities	1.1	2.8
Unfavorable retail pricing at AES partially offset by gains from hedge settlements and increased customer load.	(0.6)	(2.2)
Thermal:
Increased market prices at the Sanger Thermal Facility	0.4	0.7
Administrative expense	(2.0)	(5.8)
Increased results from the stronger U.S. dollar	1.5	11.9
Other	0.2	0.4
Current Period Adjusted EBITDA	$41.4	$206.2

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Reconciliation of adjusted net earnings to net earnings
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.
The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended September 30,		Nine months ended September 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Net earnings attributable to Shareholders	$(6.3)	$6.0	$44.1	$7.1
Add (deduct):
(Gain) / Loss from discontinued operations, net of tax	0.2	0.3	0.6	35.3
(Gain)/Loss on derivative financial instruments, net of tax	(1.0)	(0.3)	(0.4)	(1.5)
Realized Gain/(Loss) on derivative instruments, net of tax	(0.5)	(0.7)	1.2	(1.0)
(Gain)/Loss on foreign exchange, net of tax	(0.3)	0.5	(0.9)	(0.3)
Write down on note receivable and long-term investments	7.2	—	8.2	—
Gain on asset disposal, net of tax	—	0.1	(0.2)	0.1
Acquisition costs, net of tax	0.3	0.3	0.6	0.9
Adjusted net earnings/(loss)	$(0.4)	$6.2	$53.2	$40.6
Adjusted net earnings/(loss) per share	$(0.01)	$0.02	$0.22	$0.18
For the nine months ended September 30, 2014, adjusted net earnings totalled $53.2 million, as compared to adjusted net earnings of $40.6 million in the same period in 2013, an increase of $12.6 million. The increase in adjusted net earnings for the nine months ended September 30, 2014 is primarily due to increased earnings from operations partially offset by higher depreciation and amortization expense, and higher interest expense as compared to the same period in 2013.
For the three months ended September 30, 2014, adjusted net loss totalled $0.4 million, as compared to adjusted net earnings of $6.2 million in the same period in 2013, a decrease of $6.6 million. The decrease in adjusted net earnings for the three months ended September 30, 2014 is primarily due to decreased earnings from operations, higher depreciation and amortization expense, and higher interest expense as compared to the same period in 2013.
Reconciliation of adjusted funds from operations to cash flows from operating activities
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations and Statement of Cash Flows. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.
The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

	Three months ended September 30,		Nine months ended September 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Cash flows from operating activities	$(3.1)	$14.9	$96.3	$70.5
Add (deduct):
Changes in non-cash operating items	21.1	6.1	33.6	34.2
Cash (provided)/used in discontinued operation	0.3	1.0	0.8	0.9
Production Tax Credits received from non-controlling interests	—	—	9.0	—
Acquisition costs	0.4	0.5	0.9	1.5
Adjusted funds from operations	$18.7	$22.5	$140.6	$107.1
Adjusted funds from operations per share	$0.08	$0.10	$0.64	$0.51
For the nine months ended September 30, 2014, adjusted funds from operations totalled $140.6 million, as compared to adjusted funds from operations of $107.1 million in the same period in 2013, an increase of $33.5 million.
For the three months ended September 30, 2014, adjusted funds from operations totalled $18.7 million, as compared to adjusted funds from operations of $22.5 million in the same period in 2013, a decrease of $3.8 million.
SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
APCo:
Renewable	$61.5	$17.1	$137.4	$29.1
Thermal	0.5	—	3.5	0.3
Total APCo	$62.0	$17.1	$140.9	$29.4

LIBERTY UTILITIES
West	8.7	6.7	18.3	10.4
Central	7.9	6.7	21.4	20.3
East	28.4	9.3	59.8	35.0
Total Liberty Utilities	$45.0	$22.7	$99.5	$65.7

Corporate	4.3	—	50.2	0.7
Total	$111.3	$39.8	$290.6	$95.8
The company's consolidated capital expenditure plan for 2014 is estimated to be approximately $415.4 million. APCo expects to invest approximately $48.1 million throughout the remainder of the fiscal year primarily in connection with the development of its existing project portfolio. Liberty Utilities expects to invest approximately $76.7 million throughout the remainder of the fiscal year primarily to improve the reliability and efficiency of its gas, and electric utility distribution systems.
APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, bank credit facilities, as well as the debt and equity capital markets to finance its property, plant and equipment expenditures and other commitments.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Nine Month Property Plant and Equipment Expenditures
During the nine months ended September 30, 2014, APCo incurred capital expenditures of $140.9 million, as compared to $29.4 million during the comparable period in 2013. During the nine months ended September 30, 2014, APCo’s Renewable Energy Division spent $137.4 million in capital expenditures, as compared to $29.1 million in the comparable period in 2013. The increase is primarily due to turbine contract payments related to the Morse Wind Project, completion of construction of the Cornwall Solar Project, and costs related to the St. Damase Wind and the Bakersfield Solar Projects. APCo’s Thermal Energy Division net capital expenditures were $3.5 million, as compared to $0.3 million in the comparable period in 2013. The Thermal Division's capital expenditures primarily consist of $0.8 million at the Windsor Locks Thermal Facility and $2.5 million at the Sanger Thermal Facility largely related to the LM6000 hot section overhaul.
During the nine months ended September 30, 2014, Liberty Utilities invested $99.5 million in capital expenditures, as compared to $65.7 million during the comparable period in 2013. The Liberty Utilities (West) region’s $18.3 million in capital expenditures primarily related to improvement and replenishment at the CalPeco Electric System. The Liberty Utilities (Central) region’s $21.4 million in capital expenditures was primarily related to improvement and replenishment of pipe and related facilities. The Liberty Utilities (East) region’s $59.8 million in capital expenditures was primarily related to: (i) completion of a second supply line, reliability enhancements, new business projects, leak prone pipe replacements, and pipeline corrosion protection systems on the EnergyNorth Gas System, (ii) the implementation of a new IT system on the Granite State Electric and EnergyNorth Gas Systems, and (iii) growth and system upgrades at the Peach State Gas System.
2014 Third Quarter Property Plant and Equipment Expenditures
During the three months ended September 30, 2014, APCo incurred capital expenditures of $62.0 million, as compared to $17.1 million during the comparable period in 2013. During the three months ended September 30, 2014, APCo’s Renewable Energy Division spent $61.5 million in capital expenditures, as compared to $17.1 million in the comparable period in 2013. The increase is primarily due to turbine contract payments related to the Morse Wind Project and costs related to the St. Damase Wind and the Bakersfield Solar Projects. APCo’s Thermal Energy Division net capital expenditures were $0.5 million, as compared to nil in the comparable period in 2013. The Thermal Division's capital expenditures consist of $0.3 million relating to the Windsor Locks Thermal Facility and $0.2 million relating to the Sanger Thermal Facility.
During the three months ended September 30, 2014, Liberty Utilities invested $45.0 million in capital expenditures, as compared to $22.7 million during the comparable period in 2013. The Liberty Utilities (West) region’s $8.7 million in capital expenditures are primarily related to improvement and replenishment at the CalPeco Electric System. The Liberty Utilities (Central) region’s $7.9 million in capital expenditures was primarily related to improvement and replenishment of pipe and related facilities. The Liberty Utilities (East) region’s $28.4 million in capital expenditures was primarily related to: (i) completion of reliability enhancements, new business projects, and vehicle purchases at the Granite State Electric System, (ii) growth projects, leak prone pipe replacements, and pipeline corrosion protection systems at the EnergyNorth Gas System, and (iii) growth and system upgrades at the Peach State Gas System.
Quebec Dam Safety Act
As a result of the dam safety legislation passed in Quebec (Bill C93), APCo has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec.  Out of these, nine assessments have been submitted to and accepted by the Quebec government. The assessments have identified possible remedial work at seven facilities. Of these seven, remediation work has now been completed at three facilities, monitoring activities and options analysis are being performed for two facilities, and remedial work is being planned at one facility.
APCo currently estimates further capital expenditures of approximately $7.3 million related to compliance with the legislation.  It is anticipated that these expenditures will be invested over a period of several years, approximately as follows:

	Total	2014	2015	2016	2017
Future Estimated Bill C-93 Capital Expenditures	$7.3	0.5	3.5	3.0	0.3
The majority of these capital costs are associated with St. Alban, Belleterre, and Rivière-du-Loup Hydro Facilities.

On May 18, 2014, the Donnacona Hydro Facility experienced ice damage during the spring thaw and has been shut down. APCo had previously planned Capital Expenditures for Donnacona in 2015 and 2016 in the amount of $7.8 million. APCo is evaluating if any of the structure can be salvaged, whether an entire re-build is required, and what amounts are recoverable from its insurers.
In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

LIQUIDITY AND CAPITAL RESERVES
APUC has revolving operating facilities available at APUC, APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Credit Facilities”).
Bank Credit Facilities
The following table sets out the amounts drawn, letters of credit issued, and outstanding amounts available to APUC and its subsidiaries as at September 30, 2014 under the Credit Facilities:

	As at September 30, 2014				As at Dec 31 2013
	APUC (millions)	APCo (millions)	Liberty Utilities (millions)	Total (millions)	Total (millions)
Committed Credit Facilities	$65.0	$350.0	$224.0	$639.0	$477.7
Funds drawn on the Credit Facilities	—	(53.8)	(126.2)	(180.0)	(210.2)
Letters of Credit issued	(10.5)	(55.6)	(9.0)	(75.1)	(64.9)
Funds available for draws on the Credit Facilities	$54.5	$240.6	$88.8	$383.9	$202.6
Cash on Hand				26.6	13.8
Total liquidity and capital reserves	$54.5	$240.6	$88.8	$410.5	$216.4
As at September 30, 2014, the APUC $65.0 million senior unsecured revolving credit facility (the "APUC Credit Facility") was undrawn and had $10.5 million of outstanding letters of credit.
As at September 30, 2014, the APCo $350.0 million senior unsecured revolving credit facility (the “APCo Credit Facility”) had drawn $53.8 million and had $55.6 million in outstanding letters of credit.
As at September 30, 2014, the Liberty Utilities $224.0 million (U.S. $200.0 million) senior unsecured revolving credit facility (the "Liberty Credit Facility") had drawn $126.2 million and had $9.0 million of outstanding letters of credit.
On July 31, 2014, APCo increased the credit available under the APCo Credit Facility to $350 million from $200 million. The larger credit facility will be used to provide additional liquidity in support of APCo's $1,243.3 million development portfolio to be completed over the next three years. In addition to the larger size, the maturity of the credit facility has been extended from three to four years extending to July 31, 2018.
As at September 30, 2014, the weighted average tenor of APUC's total long term debt is approximately 8 years with an average interest rate of 4.9%.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Contractual Obligations
Information concerning contractual obligations as of September 30, 2014 is shown below:

	Total (millions)	Due less than 1 year (millions)	Due 1 to 3 years (millions)	Due 4 to 5 years (millions)	Due after 5 years (millions)
Long-term debt obligations	$1,413.4	8.8	69.9	199.5	1,135.2
Advances in aid of construction	$78.3	1.3	—	—	77.0
Interest on long-term debt obligations	$452.1	64.2	126.2	104.8	156.9
Purchase obligations	$157.4	157.4	—	—	—
Environmental Obligations	$72.0	3.0	52.0	6.1	10.9
Derivative financial instruments:
Cross Currency Swap	$20.1	0.8	1.6	1.2	16.5
Interest rate swap	$1.9	1.9	—	—	—
Energy derivative contracts	$0.2	0.2	—	—	—
Commodity Contracts	$1.2	1.0	0.2	—	—
Capital lease obligations	$—	—	—	—	—
Capital projects	$129.7	116.4	13.3	—	—
Long term service agreements	$228.4	52.3	61.5	44.4	70.2
Purchased power	$613.0	24.4	60.4	58.6	469.6
Gas delivery, service and supply agreements	$32.5	32.5	—	—	—
Operating leases	$108.2	5.5	8.9	7.5	86.3
Other obligations	$34.1	8.6	—	—	25.5
Total obligations	$3,342.5	$478.3	$394.0	$422.1	$2,048.1
Equity
The shares of APUC are publicly traded on the Toronto Stock Exchange.  As at September 30, 2014, APUC had 227,406,479 common shares issued and outstanding.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
On September 16, 2014, APUC completed the Offering of 16,860,000 common shares at a price of $8.90 per share, for gross proceeds of approximately $150.0 million. On September 26, 2014, the underwriters exercised the over-allotment option granted with the Offering and an additional 2,529,000 common shares were issued on the same terms and conditions of the Offering. As a result, APUC issued 19,389,000 common shares under the Offering for the total gross proceeds of approximately $172.6 million.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at September 30, 2014, APUC had outstanding:

•	4,800,000 cumulative rate reset preferred shares, Series A (the “Series A Shares”), yielding 4.5% annually for the initial six-year period ending on December 31, 2018;

•	100 Series C preferred shares (the "Series C Shares") that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset preferred shares, Series D (the “Series D Shares”), yielding 5.0% annually for the initial five-year period ending on March 31, 2019.
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered shareholders of APUC. As at September 30, 2014, there were 56.6 million common shares representing approximately 25% of total shares outstanding

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

that had been registered with the Reinvestment Plan. During the three and nine months ended September 30, 2014, there were 514,289 and 1,095,895 common shares, respectively, issued under the Reinvestment Plan. Subsequent to the end of the quarter, on October 15, 2014, 665,172 common shares were issued under the Reinvestment Plan.
Emera ownership
On September 4, 2014, APUC and Emera Inc. (“Emera”) entered into a subscription agreement pursuant to which Emera agreed to subscribe for an aggregate of 7,865,170 subscription receipts (“Subscription Receipts”) of APUC at a price of $8.90 per Subscription Receipt, for a subscription price of $70.0 million. On September 26, 2014, as a result of the Underwriters exercising the Over-Allotment Option, an additional 843,000 Subscription Receipts were issued to Emera at a price of $8.90 per Subscription Receipt for a subscription price of $7.5 million, and an aggregate subscription price of $77.5 million.
The proceeds of the Subscription Receipt private placement are intended to be used to partially finance the Odell Wind Project (described below).
The completion of the Subscription Receipt private placement occurred on October 7, 2014. At any time after the closing of the Odell Acquisition, Emera may elect to convert the Subscription Receipts for no additional consideration on a one-for-one basis into Shares, subject to Emera (i) not holding, at any time after conversion of Subscription Receipts, more than 25% of the outstanding Common Shares of APUC and (ii) having received all necessary regulatory approvals for acquiring additional Common Shares of APUC. In the event that Emera has not elected to convert the Subscription Receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares.
In the event that (i) the Offering does not close or (ii) the acquisition of the Odell Wind Project is terminated, the subscription agreement with Emera will be terminated. In that event, the Subscription Receipts will be returned to APUC for cancellation and the aggregate subscription price for the Subscription Receipts will be repaid to Emera.
As at November 13, 2014, Emera owns 50.1 million APUC common shares, representing approximately 22.0% of the total outstanding common shares of the Company.
SHARE BASED COMPENSATION PLANS
For the three and nine months ended September 30, 2014, APUC recorded $1.1 million and $2.1 million, respectively, in total share-based compensation expense, as compared to $0.6 million and $1.6 million, respectively, for the same period in 2013.  No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2014, total unrecognized compensation costs related to non-vested options and share unit awards were $2.7 million and $2.6 million, respectively, and are expected to be each recognized over a period of 1.8 years .

Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers.  Except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.
As at September 30, 2014, APUC had 5,537,127 options issued and outstanding.  APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

Performance Share Units
APUC issues performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program.  The PSUs provide for settlement in cash or shares at the election of APUC.
During the quarter, the Company settled 22,665 vested PSUs for $0.2 million in cash. The plan provides for settlement in cash or shares at the election of the Company. At the annual general meeting held on June 18, 2014, the shareholders approved a maximum of 500,000 shares issuable from Treasury to settle PSUs. With the ability to issue shares from Treasury or purchase shares on the market, the Company expects to settle the remaining PSUs in shares. As a result, the PSUs continue to be accounted for as equity awards. During the quarter, the Company issued 386,071 PSUs to executives and employees of the Company.
As at September 30, 2014, a total of 423,491 PSU's have been granted and outstanding under the PSU plan.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Directors Deferred Share Units
APUC has a Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSU’s in cash, these DSUs are accounted for as equity awards. During the quarter, the Company issued 8,597 DSUs to the directors of the Company.
As at September 30, 2014, a total of 102,087 DSUs had been granted under the DSU plan.

Employee Share Purchase Plan
APUC has an employee share purchase plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the quarter, the Company issued 48,038 shares under the ESPP.
As at September 30, 2014, a total of 217,594 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
A member of the Board of Directors of APUC is an executive at Emera . For the three and nine months ended September 30, 2014, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,497 and U.S. $3,012, respectively (2013 - U.S. $1,466 and U.S, $4,628). For the three and nine months ended September 30, 2014, Liberty Utilities purchased natural gas amounting to U.S. $149 and U.S. $4,891 (2013 - U.S. $38 and U.S. $750) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
Ian Robertson and Chris Jarratt ("Senior Executives"), Chief Executive Officer and Vice-Chair of APUC respectively, partially own an entity from which APUC leases its head office facilities. Base lease costs for the three and nine months ended September 30, 2014 were $78 and $236, respectively (2013 - $84 and $252). Subsequent to quarter end, APUC completed moving all head office employees into the new premises and has entered into a lease termination agreement with respect to the former head office facilities leased from an entity partially owned by Senior Executives.  The lease termination agreement is for nominal consideration and is subject to the completion of a sale of the property to a third party pursuant to an agreement of purchase and sale which is expected to close before the end of 2014.  Subsequent to the sale, there will be no further related party matter in relation to an office lease.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions
TREASURY RISK MANAGEMENT
APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. The risks discussed below are not intended as a complete list of all exposures that APUC may encounter. Reference should be made to APUC's most recent annual MD&A and its most recent AIF.

Market price risk
Liberty Utilities is not exposed to market price risk as rates charged to customers are stipulated by the respective regulatory bodies.
APCo has certain market price risk exposures and takes steps to mitigate those risks.
On May 15, 2012, APCo entered into a financial hedge, which expires December 31, 2016, with respect to its Dickson Dam Hydro Facility located in the Western region. The financial hedge is structured to hedge 75% of the facility's expected production volume against exposure to the Alberta Power Pool’s current spot market rates. The annual unhedged production based on long term projected averages is approximately 16,000 MW-hrs annually. Therefore, each U.S. $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of U.S. $0.2 million on an annualized basis.
The July 1, 2012 acquisition of Sandy Ridge Wind Facility included a financial hedge, which commenced on January 1, 2013 for a 10 year period.  The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. The annual unhedged production based on long term

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

projected averages is approximately 44,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in the market prices would result in a change in revenue of about U.S. $0.4 million for the year.
The December 10, 2012, acquisition of Senate Wind Facility included a physical hedge, which commenced on January 1, 2013 for a 15 year period. The physical hedge is structured to hedge 64% of the Senate Wind Facility’s expected production volume against exposure to ERCOT North Zone current spot market rates.  The annual unhedged production based on long term projected averages is approximately 188,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in the market prices would result in a change in revenue of about U.S. $1.9 million for the year.
The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge, which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 186,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of about U.S. $1.9 million for the year.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure cannot be quantified as it is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall. APCo mitigates this risk exposure by entering into hedge quantities for less than 100% of the long term average expected production, thereby reducing the risk of not producing the minimum hedge quantities.
APCo entered into unit contingent financial hedges, which commenced January 1, 2014 for a one year period. These hedges are structured to hedge the production from the Sandy Ridge, Senate and Minonk Wind facilities in excess of the quantities covered under the hedges, which commenced on January 1, 2013. The unit contingent hedges do not have a minimum volume commitment and hence the facilities do not bear any market risk associated with production. As a result, these wind facilities now have hedges in place covering 100% of the energy produced.
In addition to the above noted hedges, from time to time APCo enters into short-term derivative contracts (with terms of one to three months) to further mitigate market price risk exposure due to production variability.
The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract, which commenced on January 1, 2013 for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  For the unhedged portion of production based on expected long term average production, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of about U.S. $0.5 million for the year.

Interest rate risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and, as such, is not subject to interest rate risk. Borrowings subject to variable interest rates are as follows:

•	The APUC Credit Facility had no amounts outstanding as at September 30, 2014. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

•
The APCo Credit Facility had $53.8 million outstanding as at September 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.5 million annually.

•
APCo’s project debt at its Sanger Thermal Facility has a balance of $21.5 million as at September 30, 2014. Assuming the current level of borrowings over an annual basis, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually.

•
The Shady Oaks Senior Debt Facility had $88.5 million outstanding as at September 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.9 million annually.

•
The Liberty Credit Facility had $126.2 million outstanding as at September 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.3 million annually.

APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.

Liquidity risk
Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Both APCo and Liberty Utilities have established financing platforms to access new liquidity from the capital markets as requirements arise. APUC continually monitors the maturity profile of its debt and adjusts accordingly to ensure sufficient liquidity exists at each of APCo and Liberty Utilities to meet their liabilities when due.
As at September 30, 2014, APUC and its subsidiaries had a combined $383.9 million of committed and available credit facilities remaining and $26.6 million of cash resulting in $410.5 million of total liquidity and capital reserves.
APUC currently pays a dividend of U.S. $0.35 per common share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements, and to fund working capital that, in its judgment, ensures APUC’s long-term success.
The current and long term portion of debt totals approximately $1,413.5 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the credit facilities and project debt with borrowings having less favorable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted.
The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans that was not remedied, the loan could go into default, which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

Commodity price risk
APCO's exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) and Liberty Utilities (East) regions. Additionally, Liberty Utilities is exposed to natural gas price risk in its Liberty Utilities (Central) and Liberty Utilities (East) regions. See APUC's audited consolidated financial statements for the years ended December 31, 2013 and 2012 for discussion of this risk.
OPERATIONAL RISK MANAGEMENT
APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.
There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour relations, reliance on key customers, and environmental health and safety considerations. A further assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies
APUC and certain of its subsidiaries are involved in various litigations, claims, and other legal proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery. The following are material updates to the Second Quarter 2014 MD&A.
Trafalgar proceedings
The court has approved the sale of five of the Trafalgar facilities. The auction for the sale of the remaining two facilities is scheduled to occur in the fourth quarter of 2014.
Côte Ste-Catherine Water Lease Dues
The parties are attempting to resolve this matter through good faith negotiations.
Long Sault Global Adjustment Claim
The Application was heard in May 2014 and the parties are awaiting the judge's decision.

2014 Third Quarter Report	45
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2014:

Millions of dollars (except per share amounts)	4th Quarter 2013	1st Quarter 2014	2nd Quarter 2014	3rd Quarter 2014
Revenue	205.3	343.5	189.3	151.9
Adjusted EBITDA	67.6	97.5	66.4	41.4
Net earnings / (loss) attributable to shareholders from continuing operations	19.8	35.6	15.3	(6.1)
Net earnings / (loss) attributable to shareholders	13.1	35.9	14.6	(6.3)
Net earnings / (loss) per share from continuing operations	0.09	0.16	0.06	(0.04)
Net earnings / (loss) per share	0.06	0.17	0.06	(0.04)
Adjusted net earnings	18.5	36.8	16.5	(0.4)
Adjust net earnings per share	0.08	0.17	0.07	(0.01)
Total Assets	3,472.6	3,652.7	3,561.9	3,808.5
Long term debt[1]	1,255.6	1,409.4	1,389.3	1,413.5
Dividend declared per common share	0.09	0.09	0.09	0.10
	4th Quarter 2012	1st Quarter 2013	2nd Quarter 2013	3rd Quarter 2013
Revenue	138.9	193.1	148.8	127.9
Adjusted EBITDA	24.0	61.8	56.5	40.5
Net earnings / (loss) attributable to shareholders from continuing operations	6.8	20.4	15.8	6.3
Net earnings/(loss) attributable to shareholders	6.4	19.2	(18.1)	6.0
Net earnings / (loss) per share from continuing operations	0.04	0.10	0.08	0.02
Net earnings/(loss) per share	0.03	0.10	(0.09)	0.02
Adjusted net earnings	6.5	19.4	15.4	6.9
Adjust net earnings per share	0.03	0.10	0.08	0.03
Total Assets	2,779.0	2,990.7	3,201.8	3,156.4
Long term debt[1]	770.8	917.5	1,091.5	1,092.0
Dividend declared per common share	0.08	0.08	0.09	0.09

1	Long term debt includes current and long term portion of debt and convertible debentures
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities, as noted in this MD&A. In addition, the company has completed a series of growth initiatives through various acquisitions in both the APCo and Liberty Utilities businesses that have positively impacted growth of APUC.
Quarterly revenues have fluctuated between $127.9 million and $343.5 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations (especially in respect of natural gas sales in the winter months), hydrology, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar, which can result in significant changes in reported revenue from U.S. operations.
Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $35.9 million and a net loss of $18.1 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment, and mark-to-market gains and losses on financial instruments.

2014 Third Quarter Report	46
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

DISCLOSURE CONTROLS
Internal controls over financial reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting.  Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
During the quarter ended September 30, 2014, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
Management believes there has been no material changes during the three and nine months ended September 30, 2014 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2013 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com.

2014 Third Quarter Report	47
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis